ARRANGEMENT INVOLVING

CAMBIOR INC.

AND

IAMGOLD CORPORATION

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR
OF
CAMBIOR INC.

These materials are important and require your immediate attention. They require shareholders of Cambior Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Cambior Inc., please contact Georgeson Shareholder Communications Canada Inc., toll free, at 1-866-904-6166.

October 3, 2006

October 3, 2006

Dear Shareholder:

The Board of Directors cordially invites you to attend the special general meeting of shareholders ("Shareholders") of Cambior Inc. ("Cambior") to be held commencing at 10:30 a.m. (Montreal time) on Tuesday, November 7, 2006 in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada.

At the meeting, Shareholders will be asked to approve a statutory arrangement (the "Arrangement") under the provisions of Sections 49 and 123.107 and following of the Companies Act (Québec) to effect the acquisition by IAMGOLD Corporation ("IAMGOLD") of all of the outstanding common shares of Cambior (the "Cambior Shares"). Under the Arrangement, Shareholders will receive 0.42 common shares of IAMGOLD for each Cambior Share.

As part of the Arrangement, each unexercised Series C Common Share Purchase Warrant of Cambior (each a "Cambior Warrant" and collectively, the "Cambior Warrants") will be exchanged for one IAMGOLD warrant to acquire 0.42 of an IAMGOLD common share, and all unexercised Cambior options ("Cambior Options") will be exchanged for IAMGOLD options to acquire IAMGOLD common shares, based upon the number of IAMGOLD common shares that such optionholder would have been entitled to receive under the Arrangement if such optionholder had exercised such Cambior Options prior to the Arrangement. Holders of Cambior Warrants and Cambior Options are not required to take any action to receive IAMGOLD warrants and IAMGOLD options under the Arrangement.

The Board of Directors of Cambior has considered the Arrangement at length and has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Cambior. The recommendation of the Board of Directors is based on various factors, including the opinion of BMO Capital Markets, financial advisor to Cambior, that states that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. A copy of the BMO Capital Markets opinion is included as Appendix D to the Management Information Circular accompanying this letter.

To be effective, the Arrangement must be approved by a resolution passed by at least 75% of the votes cast at the special general meeting of Shareholders. The Arrangement is also subject to satisfaction of certain conditions set forth in the Acquisition Agreement and the approval of the Superior Court of Québec. The Board of Directors unanimously recommends that Shareholders vote FOR the resolution approving the Arrangement.

The accompanying Notice of Special General Meeting and Management Information Circular provide a full description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement. You are encouraged to consider carefully all of the information in the Management Information Circular including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal or other professional advisors.

Your vote is important regardless of the number of Cambior Shares you own. If you are a registered holder of Cambior Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than 5:00 p.m. (Montreal time) on November 3, 2006 to ensure that your Cambior Shares will be voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you are not registered as a Shareholder but hold your Cambior Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Cambior Shares (see the section in the accompanying Management Information Circular entitled "Information Concerning the Meeting — Non-Registered Holders" for further information on how to vote your Cambior Shares).

We also encourage registered Shareholders to complete, sign, date and return the enclosed Letter of Transmittal so that, if the Arrangement is approved, you will receive your common shares of IAMGOLD as soon as possible following the implementation of the Arrangement (see the section in the accompanying Management Information Circular entitled "The Arrangement — Arrangement Mechanics — Procedure for Exchange by Shareholders" for further information with respect to the Letter of Transmittal).

Subject to obtaining court approval and satisfying all other conditions precedent to closing, if Shareholders approve the Arrangement, it is anticipated that the Arrangement will be completed as soon as practicable following the date of the special general meeting of Shareholders.

If you have any questions relating to the Arrangement, please contact Georgeson Shareholder Communications Canada Inc., toll free, at 1-866-904-6166.

On behalf of Cambior, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in Cambior's history.

Yours very truly,

Guy G. Dufresne
Chairman of the Board

ii

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of holders ("Shareholders") of common shares (the "Cambior Shares") of Cambior Inc. ("Cambior") will be held in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada on Tuesday, November 7, 2006, at 10:30 a.m. (Montreal time) for the following purposes:

(a)   to consider, pursuant to an order of the Superior Court of Québec dated October 2, 2006, and, if deemed advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") confirming By-Law 2006-A (the "Arrangement By-Law") approving an arrangement (the "Arrangement") involving the acquisition by IAMGOLD Corporation of all of the outstanding Cambior Shares, all as more particularly described in the accompanying Management Information Circular (the "Circular") of Cambior; and

(b)    to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Board of Directors of Cambior has fixed October 3, 2006 as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the registers of Cambior on the close of business on that date will be entitled to receive notice of and vote at the Meeting.

The Arrangement is described in the Circular, which forms part of this notice. The full text of the Arrangement Resolution and the Arrangement By-Law are set out in Appendix A and Appendix B, respectively, to the Circular.

A Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered shareholder, you are requested, whether or not you intend to attend the Meeting, to complete, sign, date and return the enclosed form of proxy either in the enclosed envelope addressed to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall, Toronto, Ontario, M5H 4A6, Attention: Proxy Unit, or otherwise to CIBC Mellon Trust Company at 2001 University Street, 16th Floor, Montreal, Québec, H3A 2A6, Attention: Proxy Unit, or by fax to 416-368-2502, Attention: Proxy Unit.

Proxies must be received by no later than 5:00 p.m. (Montreal time) on November 3, 2006 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If you are a nonregistered shareholder, please refer to the section in the accompanying Circular entitled "Information Concerning the Meeting - Non-Registered Holders" for information on how to vote your Cambior Shares.

Cambior Shares represented by properly executed forms of proxy in favour of the persons designated in the enclosed form of proxy will be voted in accordance with instructions therein on any ballot that may be held. Cambior Shares will be voted FOR the approval of the Arrangement Resolution if no specification has been made in the form of proxy.

DATED at the City of Montreal, in the Province of Québec, this 3rd day of October 2006.

By Order of the Board of Directors,

Lucie Desjardins
Corporate Secretary

ii

CAMBIOR INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Cambior. The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Special General Meeting. A glossary of certain terms used in this Circular can be found on pages 5 to 9 of this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Cambior is a company existing under the laws of the Province of Québec. The IAMGOLD Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement — Securities Law Matters — U.S. Securities Laws" in this Circular. The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the Exchange Act. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. Securities Laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Cambior exists under the laws of the Province of Québec and IAMGOLD exists under the federal laws of Canada, that some or all of their respective officers and directors are not residents of the United States, and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to bring an action against a Canadian company or its officers or directors in a Canadian court for violations of U.S. Securities Laws. It may be difficult to compel a Canadian company, its affiliates and non-resident individuals to subject themselves to a judgment by a U.S. court.

THE TRANSACTION CONTEMPLATED IN THIS CIRCULAR AND THE SECURITIES ISSUABLE THEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Cambior Shareholders should be aware that the exchange of their Cambior Shares for IAMGOLD Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Cambior Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations" and "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations" in the Circular.

Shareholders in the United States should be aware that the disposition of the Cambior Shares and the acquisition of the IAMGOLD Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in this Circular and such holders are urged to consult their tax advisors. See the sections of this Circular entitled "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations" and "Certain Tax Considerations for Shareholders—Certain U.S. Federal Income Tax Considerations".

REPORTING CURRENCIES AND EXCHANGE RATES

All dollar figures or references to "$" in this Circular, unless otherwise specifically stated, are references to Canadian currency.

Exchanging Canadian Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in U.S. dollars, based upon the closing exchange rate published by the Bank of Canada:

	Nine-Months
	Ended
	September 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
			(In U.S.$ per Cdn.$1)
High	0.9099	0.8682	0.8504	0.7726	0.6613	0.6696
Low	0.8528	0.7876	0.7165	0.6381	0.6202	0.6237
Average	0.8829	0.8253	0.7684	0.7138	0.6369	0.6458
Period End	0.8947	0.8598	0.8319	0.7713	0.6339	0.6279

On September 13, 2006, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the closing exchange rate published by the Bank of Canada, was U.S.$0.8925. On October 2, 2006, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the closing exchange rate published by the Bank of Canada, was U.S.$0.8969.

Exchanging U.S. Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in Canadian dollars, based upon the closing exchange rate published by the Bank of Canada:

	Nine-Months
	Ended
	September 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
		(In Cdn.$ per U.S.$1)
High	1,1726	1.2696	1.3957	1.5672	1.6125	1.6034
Low	1.0990	1.1518	1.1759	1.2943	1.5122	1.4935
Average	1.1326	1.2116	1.3013	1.4009	1.5702	1.5485
Period End	1,1177	1.1630	1.2020	1.2965	1.5776	1.5928

On September 13, 2006, the last trading day prior to the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the closing exchange rate published by the Bank of Canada, was $1.1205. On October 2, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the closing exchange rate published by the Bank of Canada, was $1.1150.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

This Circular and some of the information incorporated by reference into this Circular contain "forward looking information" (as defined in applicable Canadian securities legislation) and "forward looking statements" (as defined in the Exchange Act) (forward looking information and forward looking statements being collectively hereinafter referred to as "forward looking information") that are based on expectations, estimates and projections as of the date of this Circular. Often, but not always, such forward looking information can be identified by the use of forward looking words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Cambior, IAMGOLD or the Combined Company to be materially different from any future results, performance or achievements expressed or implied by the forward looking information in this Circular.

Examples of such forward looking information in this Circular include, but are not limited to, (A) factors relating to the Arrangement and the results expected to be achieved from the successful completion of the Arrangement and the combination of Cambior and IAMGOLD, including the increased market capitalization, share price multiple and improved liquidity of the shares of the Combined Company; the improved cash flow and earnings of the Combined Company; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows;

statements regarding strategies, objectives, goals and targets; and the financial position and international presence that permits Cambior or the Combined Company to compete against global gold mining companies which are subject to significant risks and uncertainties (including those related to the successful combination of Cambior and IAMGOLD pursuant to the transactions contemplated by the Acquisition Agreement) including (1) the ability to obtain governmental approvals relating to the Arrangement on the proposed terms and schedule; (2) the risk that the businesses of IAMGOLD and Cambior will not be integrated successfully; (3) the risk that the cost savings, growth prospects and any other synergies expected to result from the Arrangement may not be fully realized or may take longer to realize than expected; and (4) the possibility that the Acquisition Agreement may be terminated and/or the Arrangement may not proceed as expected or at all; and (B) factors relating to mining and the business, financial position, operations and prospects of Cambior, IAMGOLD or the Combined Company which are subject to significant risks and uncertainties including those related to fluctuations in the market price of metals and minerals, mining industry risks and hazards, uncertainty as to the estimation of mineral reserves and resources, requirement of additional financing, delays in construction, production or obtaining permits, fluctuations in the value of the Canadian currency relative to the U.S. currency or the Euro, availability of insurance coverage, strikes, lockouts and other stoppages at work sites, environmental incidents, political risks in foreign countries and changes in legislation entailing a negative impact on activities. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking information contained in this Circular.

Such forward looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the Arrangement or otherwise about the ability of Cambior and IAMGOLD to successfully compete against global gold mining and exploration companies by creating through such a combination an enterprise of increased scale; the accuracy of projected synergies in respect of expected cash flows, cost savings and profitability; the ability of the Combined Company to achieve continuity in mining operations and realize projected production optimization levels; there being costs, difficulties or delays related to the integration of IAMGOLD's operations with those of Cambior; the timely completion of the steps required to be taken for the combination of Cambior and IAMGOLD pursuant to the terms of the Acquisition Agreement; the approvals or clearances required to be obtained by IAMGOLD and Cambior from the Shareholders, the Court and regulatory and other agencies and bodies being successfully obtained; business and economic conditions generally; exchange rates (including estimates of the U.S. dollar — Canadian dollar exchange rate), energy and other anticipated and unanticipated costs; the supply and demand for, deliveries of, and the level and volatility of prices of gold; the continued availability of financing on appropriate terms for development projects for the Combined Company; Cambior's or IAMGOLD's costs of production and production and productivity levels, as well as those of Cambior's or IAMGOLD's competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore reserve estimates; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the Combined Company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Cambior or IAMGOLD operate or otherwise; Cambior's or IAMGOLD's ongoing relations with their employees at their operations throughout the world; and the extent of any labour, equipment or other disruptions at any of their operations of any significance other than any planned maintenance or similar shutdowns and that any third parties which Cambior or IAMGOLD rely on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions.

While Cambior anticipates that subsequent events and developments may cause Cambior's views to change, Cambior specifically will not update this forward looking information, except as required by law. This forward looking information should not be relied upon as representing Cambior's views as of any date subsequent to the date of this Circular. Cambior has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. These factors are not intended to represent a complete list of the factors that could affect Cambior or the combination of Cambior and IAMGOLD. Additional factors are noted elsewhere in this Circular and in the documents incorporated by reference into this Circular. See, for example, the section entitled "Risk Factors" in this Circular and the section entitled "Risk Factors" contained in the IAMGOLD AIF and the impact upon them of subsequent reported items.

INFORMATION CONTAINED IN THIS CIRCULAR

Information contained herein is given as of October 3, 2006, except as otherwise noted.

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting upon them.

No person has been authorized to give any information or to make representations in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Cambior.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

INFORMATION CONTAINED IN THIS CIRCULAR REGARDING IAMGOLD

The information concerning IAMGOLD contained in this Circular and any documents filed by IAMGOLD with a securities regulatory authority in Canada or the SEC that are incorporated by reference herein has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities or the SEC and other public sources. See the section of this Circular entitled "Information Regarding IAMGOLD—IAMGOLD Documents Incorporated by Reference". Although Cambior has no knowledge that would indicate any statements contained therein relating to IAMGOLD taken from or based upon such documents and records are untrue or incomplete, neither Cambior nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to IAMGOLD taken from or based upon such documents or records, or for any failure by IAMGOLD to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cambior.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

"Acquisition Agreement" means the amended and restated acquisition agreement dated as of September 29, 2006 between Cambior and IAMGOLD a copy of which was filed on SEDAR on October 3, 2006 and is available through the internet at www.sedar.com and which is specifically incorporated by reference into and forms an integral part of this Circular;

"Acquisition Proposal" means any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, sale of assets representing more than 50% of the net income, revenues or assets of Cambior and its subsidiaries, taken as a whole, any purchase or sale of shares or other securities of Cambior or any of its subsidiaries or rights or interests therein or thereto representing more than 50% of the voting power of the share capital of Cambior or any of its subsidiaries representing more than 50% of the net income, revenues or assets of Cambior and its subsidiaries, taken as a whole, or similar transactions involving Cambior and/or such subsidiaries, excluding the Arrangement and the transactions contemplated by the Acquisition Agreement;

"Affiliate" has the meaning ascribed thereto in the Securities Act (Québec);

"Amalgamated Cambior" means the company created by the amalgamation of Cambior and IAMGOLD Subco and existing under the QCA, pursuant to the Arrangement By-Law;

"Amalgamated Cambior Shares" means the common shares in the share capital of Amalgamated Cambior having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement By-Law;

"AMEX" means the American Stock Exchange;

"Arrangement" means the arrangement under the provisions of Sections 49 and 123.107 and following of the QCA on the terms and subject to the conditions set out in the Arrangement By-Law, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement By-Law or the Acquisition Agreement, or made at the direction of the Court in the Final Order;

"Arrangement By-Law" means the By-Law 2006-A relating to the Arrangement substantially in the form attached as Appendix B to this Circular, as such by-law may be amended pursuant to the Acquisition Agreement;

"Arrangement Resolution" means the special resolution of the Shareholders confirming the Arrangement By-Law as required by the Interim Order and applicable Laws substantially in the form attached as Appendix A to this Circular;

"Articles of Arrangement" means the articles of Cambior confirming the Arrangement, pursuant to the QCA, which shall be filed with the Enterprise Registrar after the Final Order has been issued;

"Bauxite Sale Process" means the ongoing process by Cambior of selling part or all of its equity interest in OMAI Bauxite Mining Inc. and OMAI Services Inc.;

"BMO Capital Markets" means BMO Nesbitt Burns Inc.;

"Board" means the board of directors of Cambior;

"business day" means any day other than a Saturday, a Sunday and a statutory holiday in Montreal, Québec or Toronto, Ontario;

"Cambior" means Cambior Inc., a company incorporated under the laws of the Province of Québec;

"Cambior DSU" means a deferred share unit granted under the Cambior DSU Plan;

"Cambior DSU Plan" means the deferred share unit plan for directors of Cambior;

"Cambior Options" means options to purchase the Cambior Shares granted by Cambior under the Cambior Stock Option Plan or otherwise;

"Cambior Shares" means common shares in the capital of Cambior;

"Cambior Stock Option Plan" means the Stock Option Plan for Key Employees of Cambior and its subsidiaries;

"Cambior Warrants" means the Series C Common Share Purchase Warrants issued pursuant to the Cambior Warrant Indenture;

"Cambior Warrant Indenture" means the Warrant Indenture dated as of August 5, 2003 between Cambior and CIBC Mellon Trust Company, as trustee, as amended;

"Certificate" means the certificate attesting to the amendment of the Articles of Cambior giving effect to the Arrangement, prepared and issued by the Enterprise Registrar pursuant to Section 123.109 of the QCA after the Articles of Arrangement have been filed;

"Change in Cambior Recommendation" has the meaning ascribed thereto under the heading "The Acquisition Agreement — Covenants of Cambior";

"Circular" means this Management Information Circular, including the Notice of Meeting and all appendices hereto and documents (or portions thereof) incorporated herein by reference;

"Combined Company" means IAMGOLD after giving effect to the Arrangement involving the combination of IAMGOLD and Cambior;

"Confidentiality Agreement" means the letter agreement dated April 25, 2006 between IAMGOLD and Cambior pursuant to which IAMGOLD has been provided with access to confidential information of Cambior and Cambior has been provided with access to confidential information of IAMGOLD;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Cambior or any of its subsidiaries is a party, or by which Cambior or any of its subsidiaries is bound or affected, or to which any of their respective properties or assets is subject;

"Court" means the Superior Court of Québec;

"Convertible Debenture" means an outstanding $1.5 million principal amount convertible debenture maturing on December 19, 2006;

"Data Room" means (i) the documents made available to IAMGOLD as of September 8, 2006 in the Cambior electronic virtual data room, (ii) the documents set forth in Schedule C to the Acquisition Agreement, such documents having been made available to IAMGOLD in the data room located at 1111 Saint-Charles Street West, Longueuil, Québec, J4K 5G4 and (iii) documents or written information provided directly to IAMGOLD by Cambior or any of its advisors during site visits or at any other time prior to September 29, 2006;

"Depositary" means CIBC Mellon Trust Company, as registrar and transfer agent of the Cambior Shares, with whom the Cambior Shares may be deposited by the holders thereof and the IAMGOLD Shares shall be deposited by IAMGOLD;

"Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior to the Outside Date;

"Effective Time" means 12:01 a.m. (Montreal time) on the Effective Date;

"Enterprise Registrar" means the enterprise registrar appointed under the QCA;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

"Exchange Ratio" means 0.42 IAMGOLD Shares for each Cambior Share;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"GAAP" means Canadian generally accepted accounting principles;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"IAMGOLD" means IAMGOLD Corporation, a corporation incorporated under the federal laws of Canada;

"IAMGOLD AIF" means the Annual Information Form of IAMGOLD dated March 31, 2006;

"IAMGOLD Public Disclosure Record" means all documents relating to IAMGOLD filed on SEDAR or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) before September 1, 2006;

"IAMGOLD Shares" means common shares in the capital of IAMGOLD;

"IAMGOLD Subco" means IAMGOLD-QUEBEC Co., a company existing under the QCA that is a wholly-owned subsidiary of IAMGOLD;

 "IAMGOLD Warrant" means a warrant to purchase IAMGOLD Shares to be issued on the Effective Date to the holder of a Cambior Warrant, under a warrant indenture between IAMGOLD and Computershare Trust Company of Canada to be dated as of the Effective Date, with each such warrant entitling the holder thereof upon payment of an exercise price of $3.75 to purchase 0.42 of an IAMGOLD Share, provided that the IAMGOLD Warrants may only be exercised for whole IAMGOLD Shares. All other terms and conditions of the IAMGOLD Warrants will be substantially the same as those set forth in the Cambior Warrant Indenture, including the expiry date and exercise provisions;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated from time to time thereunder;

"Interim Order" means the Interim Order of the Court dated October 2, 2006 under subsection 49(1) of the QCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended by the Court, a copy of which order is attached as Appendix C to this Circular;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX, the NYSE or the AMEX), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Legal Actions" means any claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations;

"Letter of Transmittal" means the applicable letter of transmittal to be forwarded by Cambior to Shareholders prior to the Effective Time in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

"Material Adverse Effect" means, with respect to each Party, any fact, change, effect, event or occurrence that, individually or in the aggregate with all other facts, changes, effects, events or occurrences, (i) is material and adverse to the business, affairs, results of operations or financial condition of such Party and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of such Party to perform its obligations under the Acquisition Agreement, in each case, other than any fact, change, effect, event or occurrence resulting from (a) the announcement of the execution of the Acquisition Agreement or the transactions contemplated thereby or the performance of any obligation thereunder, (b) changes in the global economic conditions or securities or currency markets in general or in the price of gold, (c) changes or circumstances generally affecting the mining industry, (d) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (e) any change in applicable Laws or in GAAP, or (f) any natural disaster, except in the case of clauses (c), (d), (e) and (f) to the extent any such change, effect, event or occurrence has had a materially disproportionate effect on such Party and its subsidiaries, taken as a whole, as compared to other persons in the mining industry, as the case may be . The Parties acknowledged in the Acquisition Agreement that (i) a failure to meet any earnings estimates previously made public by either Party, (ii) any adverse decrease in the market price or any decline in the trading volume of the Cambior Shares or the IAMGOLD Shares (as the case may be) on any stock exchange where these shares are traded or (iii) with respect to Cambior, any labour strike at the Rosebel mine, shall not, in and of itself, constitute a Material Adverse Effect;

"Meeting" means the special general meeting of the Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Meeting Materials" means the Circular and the form of proxy for use in connection with the Meeting;

"Non-Registered Holder" means a Shareholder who is a beneficial owner (but not a registered owner) of the Cambior Shares;

"Notice of Meeting" means the Notice of Special General Meeting which accompanies this Circular;

"NYSE" means the New York Stock Exchange;

"Optionholders" means the holders of the Cambior Options immediately before the Effective Time;

"Outside Date" means February 28, 2007, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

"Parties" means Cambior and IAMGOLD, and "Party" means either of them;

"person" includes an individual, limited or general partnership, limited liability company, unlimited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or other entity, whether or not having legal status, as well as any syndicate or group that would be deemed to be a person under Section 13(d) of the Exchange Act;

"Proxy Solicitation Agent" means Georgeson Shareholder Communications Canada Inc.;

"QCA" means the Companies Act (Québec) R.S.Q., C-38, as amended;

"Record Date" means October 3, 2006, on which day each Shareholder of record at the close of business shall be entitled to receive notice of and vote at the Meeting;

"Registered Shareholder" means a holder of the Cambior Shares whose name appears on the records of Cambior as the registered holder of such Cambior Shares;

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Arrangement set forth in Schedule B of the Acquisition Agreement;

"Replacement Option" has the meaning ascribed thereto under the heading "The Arrangement — Arrangement Mechanics — Arrangement";

"Required Vote" means 75% of the votes cast on the Arrangement Resolution by Shareholders, present in person or by proxy at the Meeting, each Cambior Share entitling the Shareholder thereof to one vote on the Arrangement Resolution;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means all applicable Canadian provincial and United States federal and state securities laws, rules and regulations and published policies thereunder, as now in effect or amended from time to time;

"SEDAR" means the System for Electronic Document Analysis Retrieval;

"Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of November 4, 2005 between Cambior and the Depositary, as amended from time to time;

"Shareholders" means the holders of the Cambior Shares;

"subsidiary" means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) is at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any unsolicited written Acquisition Proposal which the Board determines, in its good faith judgment, after receiving the advice of BMO Capital Markets and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favourable to the Shareholders than those contemplated in the Acquisition Agreement;

"Termination Fee" means $45 million;

"TSX" means the Toronto Stock Exchange;

"U.S. Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations for Shareholders - Certain United States Federal Income Tax Considerations - General"; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, all of which is important and should be reviewed carefully.

Information Concerning the Meeting

The Meeting will be held in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada, on Tuesday, November 7, 2006, at 10:30 a.m. (Montreal time). The purpose of the Meeting is to consider and vote on the Arrangement Resolution and such other business as may properly come before the Meeting. See "Information Regarding the Meeting—Date, Time and Place of Meeting" and "Information Regarding the Meeting— Purpose of the Meeting".

 Approval of the Arrangement Resolution must be passed, with or without amendment, by at least 75% of the votes cast by Shareholders present in person or represented by proxy or entitled to vote at the Meeting. See "The Arrangement— Shareholder Approval Required for the Arrangement Resolution".

The Arrangement

IAMGOLD is proposing to acquire all of the Cambior Shares. The acquisition will be implemented by way of arrangement under the QCA pursuant to the terms of the Acquisition Agreement.

A copy of the Acquisition Agreement can be found on SEDAR at www.sedar.com and is specifically incorporated by reference into and forms an integral part of this Circular. Shareholders are encouraged to read the Acquisition Agreement as it is the principal agreement that governs the Arrangement. For a summary of the principal provisions of the Acquisition Agreement, see "The Acquisition Agreement". The Arrangement By-Law is attached as Appendix B to this Circular. Shareholders are also encouraged to read the Arrangement By-Law. For a summary of the principal provisions of the Arrangement By-Law, see "The Arrangement — Arrangement Mechanics".

The Arrangement will become effective after the required Shareholder and Court approvals have been obtained and all other conditions to closing have been satisfied or waived. The Effective Date is expected to occur in early November 2006.

Recommendation of the Board

After careful consideration, the Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Cambior. Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See "The Arrangement—Recommendation of the Board".

Reasons for the Arrangement

In the course of its evaluation of the Arrangement, the Board consulted with Cambior's senior management, legal counsel and financial advisor, reviewed a significant amount of additional information and considered a number of factors, including the following:

  the consideration to be received by Shareholders for each Cambior Share under the Arrangement represents a premium of 31% to the closing price of the Cambior Shares on the TSX on September 13, 2006, being the last trading day on the TSX prior to the public announcement of the Arrangement and a premium of 33% based on the 20-day volume weighted average trading prices of Cambior Shares and IAMGOLD Shares on the TSX as of September 13, 2006;

  the opportunity afforded by the Arrangement for Cambior to combine its operations with those of IAMGOLD to create an entity with greater financial and business resources, including human resources, than Cambior alone, should enhance the competitive position and increase the ability of the combined business to create value;

  the Arrangement is the result of an active and targeted process to solicit proposals to acquire Cambior from a number of potentially interested third parties;

  the fairness opinion of BMO Capital Markets, which was delivered to the Board to the effect that as of the date of the opinion, and based on and subject to the assumptions and limitations set forth therein, the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. See "The Arrangement—Fairness Opinion";

  the terms and conditions of the Acquisition Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Cambior complies with the terms of the Acquisition Agreement (including payment of the Termination Fee in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

  the terms and conditions of the Acquisition Agreement, including Cambior's and IAMGOLD's representations, warranties and covenants, and the conditions to their respective obligations, are, in the judgment of Cambior and its advisors, reasonable and were the product of extensive negotiations between Cambior and its advisors and IAMGOLD and its advisors;

  the Arrangement Resolution must be approved by not less than 75% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution; and

  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

In reaching its determination, the Board also considered and evaluated, among other things:

  information concerning the business, operations, property, assets, financial condition, operating results and prospects of Cambior and of IAMGOLD;

  current industry, economic and market conditions and trends;

  IAMGOLD's undertaking to use all commercially reasonable efforts to retain Cambior employees upon completion of the Arrangement; and

  historical market prices and trading information with respect to the Cambior Shares and the IAMGOLD Shares.

See "The Arrangement—Reasons for the Board Recommendation".

Fairness Opinion of BMO Capital Markets

In connection with the Arrangement, the Board received a written opinion dated September 13, 2006 from BMO Capital Markets, financial advisor to Cambior, to the effect that as of the date of the opinion, and based on and subject to the assumptions and limitations set forth therein, the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The full text of the written opinion delivered by BMO Capital Markets is attached as Appendix D and is incorporated by reference into this Circular in its entirety. Shareholders are encouraged to read the opinion delivered by BMO Capital Markets carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BMO Capital Markets.

The opinion of BMO Capital Markets is directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction. The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Cambior or the underlying business decision of Cambior to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to any matters relating to the Arrangement.

Non-Solicitation / Superior Proposals

In the Acquisition Agreement, Cambior has agreed not to, directly or indirectly, participate in any substantive discussions or negotiations with any person (other than IAMGOLD and its Affiliates) regarding an Acquisition Proposal. Nonetheless, the Board is permitted to consider and accept a Superior Proposal under certain conditions. IAMGOLD is entitled to a three business day period within which to exercise a right to match any Superior Proposal. If the Board accepts a Superior Proposal, Cambior may be required to pay to IAMGOLD the Termination Fee. See "The Acquisition Agreement— Covenants of Cambior Regarding Non-Solicitation" and "The Acquisition Agreement—Right to Match".

Conditions to Closing

Mutual Conditions Precedent

The Acquisition Agreement provides that the obligations of the Parties to complete the transactions contemplated by the Acquisition Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties: (a) the Arrangement shall have been approved at the Meeting by not less than the Required Vote; (b) the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Cambior and IAMGOLD, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise; (c) the Arrangement By-Law shall have been filed with, and the appropriate certificate shall have been issued by, the Enterprise Registrar; (d) all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated; (e) the IAMGOLD Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX and the NYSE and IAMGOLD shall not have been advised that the IAMGOLD Shares would not be approved for listing, subject to notice of issuance, by the NYSE; (f) the IAMGOLD Warrants issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX; (g) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by the Acquisition Agreement; and (h) the Acquisition Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of IAMGOLD

The Acquisition Agreement provides that the obligations of IAMGOLD to complete the transactions contemplated by the Acquisition Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for IAMGOLD's exclusive benefit and may be waived by IAMGOLD: (a) all covenants of Cambior under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by Cambior in all material respects; (b) the representations and warranties of Cambior set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Cambior (in addition, the representations and warranties relating to the capitalization of Cambior shall be true and correct in all material respects); and (c) between the date of the Acquisition Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to Cambior.

Additional Conditions Precedent to the Obligations of Cambior

The obligations of Cambior to complete the transactions contemplated by the Acquisition Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Cambior and may be waived by Cambior: (a) all covenants of IAMGOLD under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by IAMGOLD in all material respects; (b) the representations and warranties of IAMGOLD set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and (c) between the date of the Acquisition Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to IAMGOLD.

Court Approval

The Arrangement requires approval by the Court under the QCA. On October 2, 2006, Cambior obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

Subject to the terms of the Acquisition Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the hearing in respect of the Final Order is expected to be held on November 8, 2006.

At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Shareholders. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, the Court deems appropriate.

See "The Arrangement—Court approval of the Arrangement and Completion of the Arrangement".

Termination of the Acquisition Agreement

Cambior and IAMGOLD may agree in writing to terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either Cambior or IAMGOLD may terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See "The Acquisition Agreement—Termination Rights."

Termination Fee Payable by Cambior

The Acquisition Agreement provides that Cambior will pay to IAMGOLD a termination fee of $45 million less any amounts actually paid by Cambior to IAMGOLD for reimbursement of documented expenses (up to $2 million as provided for in the Acquisition Agreement) in certain circumstances, including if the Acquisition Agreement is terminated by Cambior in connection with its acceptance of a Superior Proposal.

See "The Acquisition Agreement—Termination Fee" and "The Acquisition Agreement—Expense Reimbursement".

Material Income Tax Considerations for Shareholders

This summary is qualified in its entirety by the more detailed summary of the Canadian and U.S. income tax considerations set forth in the section of this Circular entitled "Certain Tax Considerations for Shareholders". Shareholders should read carefully the information under such section which qualifies the information set forth below, and should consult their own tax advisors. No advance tax rulings have been sought or obtained with respect to any of the transactions described in this Circular.

Canada

Subject to the qualifications under "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations", generally, Shareholders who hold their Cambior Shares as capital property will not realize any capital gain (or capital loss) on the amalgamation.

See "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to certain Shareholders on the Arrangement. Shareholders should consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

United States

Cambior and IAMGOLD have agreed to treat the Arrangement as a reorganization for U.S. federal income tax purposes. If reorganization treatment applies to the exchange, a U.S. Holder who exchanges Cambior Shares for IAMGOLD Shares will generally not recognize a capital gain or a capital loss for U.S. tax purposes on the receipt of IAMGOLD Shares for Cambior Shares. If reorganization treatment does not apply to the exchange, the U.S. Holder will generally be required to recognize a capital gain or loss.

See "Certain Tax Considerations for Shareholders—Certain United States Income Tax Considerations" for a summary of the principal U.S. income tax considerations generally applicable to certain Shareholders on the Arrangement. Shareholders should consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Cambior for use at the Meeting. At the Meeting, Shareholders will be asked to consider and vote on the Arrangement Resolution and such other business as may properly come before the Meeting.

THE BOARD HAS DETERMINED THAT THE ARRANGEMENT IS FAIR TO THE SHAREHOLDERS AND IN THE BEST INTERESTS OF CAMBIOR AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. See "The Arrangement—Recommendation of the Board".

Date, Time and Place of Meeting

The Meeting will be held in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada, on Tuesday, November 7, 2006, at 10:30 a.m. (Montreal time).

Solicitation and Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the management of Cambior and are directors or officers of Cambior. A Shareholder who wishes to appoint some other person to represent such Shareholder at the Meeting may do so by inserting the name of the person proposed in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. Such other person need not be a Shareholder. If the Shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney. Shareholders who require assistance in completing their proxy or proxies should call the Proxy Solicitation Agent, toll-free, at 1-866-904-6166.

To be valid, the enclosed form of proxy must be signed, dated and returned to the Depositary by no later than 5:00 p.m. (Montreal time) on November 3, 2006 or in the event the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed, at 320 Bay Street, Banking Hall, Toronto, Ontario, M5H 4A6, Attention: Proxy Unit, or otherwise to CIBC Mellon Trust Company at 2001 University Street, 16th Floor, Montreal, Québec, H3A 2A6, Attention: Proxy Unit.

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by employees or agents of Cambior. Cambior has retained the Proxy Solicitation Agent to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The Proxy Solicitation Agent will be paid a fee in the range of approximately $90,000 plus out of pocket expenses for proxy solicitation services provided to Cambior. The total cost of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by Cambior.

Non-Registered Holders

If you are a Non-Registered Holder (that is, if your Cambior Shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or form of proxy that you receive from the intermediary, in order to vote the Cambior Shares that you hold with that intermediary. Non-Registered Holders should follow the voting instructions provided to them by their intermediary.

Since Cambior generally does not have access to the names of its Non-Registered Holders, if you wish to attend the Meeting and vote in person, you should insert your own name in the blank space provided in the request for voting instructions or form of proxy to appoint yourself as proxy holder and then follow your intermediary's instructions for returning the request for voting instructions or proxy form.

Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke such proxy by:

  completing and signing a proxy bearing a later date and depositing it with the Depositary as described above;

  depositing an instrument in writing executed by the Shareholder or by the Shareholders' attorney authorized in writing (a) at the registered office of Cambior at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used or (b) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

  in any other manner permitted by Law.

If you are a Non-Registered Shareholder, you may revoke voting instructions that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if you do not provide your revocation sufficiently in advance of the Meeting.

Voting of Proxies

The management representatives designated in the enclosed form of proxy will vote the Cambior Shares in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of the Shareholder as indicated on the form of proxy. In the absence of such direction, the Cambior Shares will be voted by the management representatives FOR the Arrangement Resolution.

Other Business

The management of Cambior does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

Voting Securities and Principal Holders of Voting Securities

Each Shareholder of record on the Record Date is entitled to receive notice of, and will be entitled to vote at, the Meeting. As of the Record Date, Cambior had outstanding 276,607,330 Cambior Shares, each carrying one vote.

The presence in person or representation by proxy of at least two Shareholders holding not less than 25% of the issued and outstanding Cambior Shares and who are entitled to attend and vote at the Meeting is necessary to constitute a quorum at the Meeting.

To the knowledge of the Board and officers of Cambior, as of the Record Date, the only person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Cambior Shares is Mackenzie Financial Corporation which beneficially owns 44,444,850 Cambior Shares representing 16.13% of all outstanding Cambior Shares as of the Record Date.

THE ARRANGEMENT

Background to the Arrangement

In connection with its periodic business development review, the Board at a meeting held on June 20, 2005, determined that it would be appropriate to consider strategic options for Cambior. Discussions in this respect continued at meetings held on August 5 and November 3, 2005. On November 21, 2005, Cambior formally engaged BMO Capital Markets (for the purposes of this section being hereinafter referred to as "financial advisor") to act as its financial advisor to, inter alia:

(a)    assist Cambior in defining its strategic alternatives;

(b)    assist Cambior in refining its existing share trading and shareholder monitoring program;

(c)    assist and advise Cambior in preparing a general take-over response strategy for responding to an unsolicited offer;

(d)   provide advice to Cambior with respect to the competitive landscape and identify potential strategic targets, partners or acquirers; and

(e)   define any transaction which could provide additional value to Shareholders.

At a meeting of the Board on December 13, 2005, Cambior's financial advisor delivered a preliminary assessment of possible strategic alternatives including a merger, acquisition, sale or restructuring of Cambior. The Board chose not to establish a special committee to review the strategic options outlined by the financial advisor and management, but to have such review conducted by the full Board.

At a meeting held on January 10, 2006, the Board reviewed certain merger and acquisition possibilities.

At a March 10, 2006 meeting of the Board, the Board examined and discussed, with the financial advisor in attendance, an expression of interest management had received from another gold producer ("Third Party") to acquire Cambior on a friendly basis. The Board then directed management to pursue, with the assistance of its financial advisor, an assessment and review of value enhancing scenarios specifically including the acquisition of Cambior. The Board also specifically authorized management to enter into preliminary exploratory discussions with a number of potential bidders, including IAMGOLD and the Third Party. Management was instructed to provide the Board with regular updates on all material developments.

A meeting of the Board was convened on April 6, 2006 to determine the best process for Cambior to pursue in order to enhance shareholder value. After considering, inter alia, a recommendation of the financial advisor, the Board directed management to initiate a targeted auction process involving the following two stages:

  Stage 1: seek out a number of targeted parties to sign confidentiality agreements for purposes of conducting a preliminary due diligence review of Cambior sufficient to permit such parties to submit preliminary, nonbinding indications of interest; and

  Stage 2: allow those parties having submitted sufficiently attractive proposals to conduct further due diligence, including site visits, to permit them to develop and submit final binding offers.

At the meeting, McCarthy Tétrault LLP (for the purposes of this section being hereinafter referred to as "legal counsel") was formally engaged to act as legal counsel to the Board with respect to the strategic process. In this respect, the Board sought and received legal advice as to its duties and disclosure obligations while the process continued.

Cambior executed confidentiality agreements with several interested parties, including IAMGOLD and the Third Party, between the end of April and mid-May, 2006. At a meeting of the Board on May 18, 2006, the Board was updated by management on the progress of the targeted auction process.

Meetings of the Board, at which legal counsel attended, were subsequently held on June 2, 9 and 16, 2006 to receive updated reports from management on the auction process.

On June 9, 2006, Cambior's financial advisor requested all interested parties to submit preliminary, non-binding indications of interest by June 23, 2006. Meetings between representatives of Cambior, the financial advisor and the interested parties were held during the first half of June.

On June 23, 2006, a number of interested parties submitted preliminary, non-binding indications of interest, including IAMGOLD and the Third Party. A meeting of the Board to review these proposals was held on June 30, 2006, with Cambior's financial advisor and legal counsel in attendance. After due consideration and in light of the financial advisor's analysis of the proposals, the Board determined that certain parties should be invited to participate in Stage 2 of the process.

At a meeting of the Board held on July 14, 2006, management confirmed that a number of interested parties had agreed to participate in Stage 2 of the process. Cambior's financial advisor and legal counsel were present at the meeting. Confirmatory due diligence examinations, including site visits, were performed by these interested parties during July and August 2006.

A draft Acquisition Agreement was provided by legal counsel in August to all interested parties participating in Stage 2 of the process for their review and comments. At a meeting of the Board on August 10, 2006, the Board was updated on the progress made by the interested parties in their due diligence review of Cambior, as well as due diligence that Cambior had begun on IAMGOLD.

All due diligence visits to Cambior's sites were completed by August 24, 2006 and final bids were requested in the first full week of September, 2006. IAMGOLD's offer was submitted on September 5, 2006.

A meeting of the Board was held on September 11, 2006 to review IAMGOLD's offer and certain other strategic alternatives. Cambior's financial advisor and legal counsel were present at the meeting. At the meeting, the Board was informed that most of the terms of the draft Acquisition Agreement had been satisfactorily negotiated between Cambior, IAMGOLD and their respective counsel. The Board received a briefing from legal counsel on the terms and conditions of the Acquisition Agreement and a presentation from the financial advisor on the transaction. Management confirmed that it had completed its due diligence review of IAMGOLD, and made a presentation of findings to the Board. Legal counsel, the financial advisor and management responded to a variety of questions from directors on various aspects of the offer. The Board considered the proposed transaction with IAMGOLD from a business, financial, legal and employee perspective and identified certain improvements that should be sought in the proposal.

Following the September 11 meeting, the financial advisor was directed to convey to IAMGOLD the Board's generally favourable response to IAMGOLD's offer to the extent that IAMGOLD was prepared to make certain improvements to its offer. Negotiations between Cambior's management and IAMGOLD's management continued.

On September 13, 2006, the Board held a meeting and unanimously agreed that it was prepared to accept IAMGOLD's revised offer upon finalization of the Acquisition Agreement to its satisfaction. The Acquisition Agreement was finalized later in the day and was formally and unanimously approved by Cambior's Board in the evening of September 13, 2006. At the Board meeting, the financial advisor delivered its oral opinion that the consideration offered pursuant to the Arrangement was fair, from a financial view, to the Shareholders. The proposed combination of IAMGOLD and Cambior was announced by way of a joint press release of Cambior and IAMGOLD the morning of September 14, 2006 before the opening of the markets.

Recommendation of the Board

After due consideration, the Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Cambior. Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Board Recommendation

In the course of its evaluation of the Arrangement, the Board consulted with Cambior's senior management, legal counsel and BMO Capital Markets, reviewed a significant amount of additional information and considered a number of factors, including, among others, the following factors:

  the consideration to be received by Shareholders for each Cambior Share under the Arrangement represents a premium of 31% to the closing price of the Cambior Shares on the TSX on September 13, 2006, being the last trading day on the TSX prior to the public announcement of the Arrangement and a premium of 33% based on the 20-day volume weighted average trading prices of Cambior Shares and IAMGOLD Shares on the TSX as of September 13, 2006;

  the opportunity afforded by the Arrangement for Cambior to combine its operations with those of IAMGOLD to create an entity with greater financial and business resources, including human resources, than Cambior alone, should enhance the competitive position and increase the ability of the combined business to create value;

  the Arrangement is the result of an active and targeted process to solicit proposals to acquire Cambior from a number of potentially interested third parties;

  the fairness opinion of BMO Capital Markets, which was delivered to the Board to the effect that as of the date of the opinion, and based on and subject to the assumptions and limitations set forth therein, the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. See "The Arrangement—Fairness Opinion";

  the terms and conditions of the Acquisition Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Cambior complies with the terms of the Acquisition Agreement (including payment of the Termination Fee in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

  the terms and conditions of the Acquisition Agreement, including Cambior's and IAMGOLD's representations, warranties and covenants, and the conditions to their respective obligations, are, in the judgment of Cambior and its advisors, reasonable and were the product of extensive negotiations between Cambior and its advisors and IAMGOLD and its advisors;

  the Arrangement Resolution must be approved by not less than 75% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution; and

  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

In reaching its determination, the Board also considered and evaluated, among other things:

  information concerning the business, operations, property, assets, financial condition, operating results and prospects of Cambior and of IAMGOLD;

  current industry, economic and market conditions and trends;

  IAMGOLD's undertaking to use all commercially reasonable efforts to retain Cambior employees upon completion of the Arrangement; and

  historical market prices and trading information with respect to the Cambior Shares and the IAMGOLD Shares.

The foregoing discussion summarizes the material information and factors considered by the Board in its consideration of the Arrangement. The Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors. All members of the Board will vote in favour of the Arrangement.

Fairness Opinion

Cambior retained BMO Capital Markets to act as its financial advisor in connection with the proposed Arrangement. In connection with such engagement, Cambior requested that BMO Capital Markets evaluate the fairness, from a financial point of view, to the Shareholders of the consideration offered pursuant to the Arrangement. On September 13, 2006, at a meeting of the Board held to evaluate the proposed Arrangement, BMO Capital Markets delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 13, 2006, to the effect that, as of that date and based on and subject to the assumptions, factors considered and limitations described in its opinion, the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of BMO Capital Markets' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by BMO Capital Markets. The full text of the opinion is attached as Appendix D and is incorporated by reference into this Circular in its entirety. Shareholders are encouraged to read this opinion carefully in its entirety. BMO Capital Markets' opinion is directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction. The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Cambior or the underlying business decision of Cambior to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to any matters relating to the Arrangement.

BMO Capital Markets' opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board or Cambior's management with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of BMO Capital Markets' engagement, Cambior has agreed to pay BMO Capital Markets' customary fees for its financial advisory services in connection with the Arrangement, a portion of which was payable for services rendered on a monthly basis, a portion of which was payable in connection with the opinion and a significant portion of which is contingent upon the consummation of the Arrangement. In addition, Cambior has agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses, including fees and disbursements and other charges of counsel, and to indemnify BMO Capital Markets and certain related parties against liabilities relating to or, or arising out of, the engagement of BMO Capital Markets.

Cambior selected BMO Capital Markets as its financial advisor in connection with the Arrangement because BMO Capital Markets is an internationally recognized investment banking firm with substantial experience in similar transactions. BMO Capital Markets is one of Canada's largest investment banking firms with operations in all facets of corporate finance, mergers & acquisitions, equity and fixed income sales and trading and investment research, including extensive experience in preparing valuations and fairness opinions.

Arrangement Mechanics

Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)    Cambior and IAMGOLD Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalgamated Cambior, under the QCA on the following terms and conditions:

(i)    the name of Amalgamated Cambior shall be Cambior Inc. in the English and French language forms;

(ii)   the head office of Amalgamated Cambior shall be situated in the Province of Québec and the address of its the head office shall be 1111 St-Charles Street West, Suite 750, Longueuil, Québec, J4K 5G4;

(iii)  Amalgamated Cambior shall be authorized to issue an unlimited number of Amalgamated Cambior Shares, without par value and without any share capital limit, having the rights, privileges, conditions and restrictions set out in Appendix A of the Arrangement By-Law;

(iv)  there shall be no restrictions on the activities that Amalgamated Cambior is authorized to carry on, nor any restrictions on the transfer of Amalgamated Cambior Shares;

(v)   the board of directors of Amalgamated Cambior will consist of not less than one and not more than ten directors, the exact number of which shall be determined by the directors from time to time;

(vi)  the first directors of Amalgamated Cambior who shall hold office until the next annual meeting of shareholders of Amalgamated Cambior or until their successors are elected or appointed, shall be the persons whose names, addresses and occupation appear below:

Name	Address	Occupation

Joseph F. Conway	1111 Saint-Charles Street West	President and Chief
	East Tower, Suite 750	Executive Officer
	Longueuil, QC J4K 5G4	of Purchaser

Larry Phillips	1111 Saint-Charles Street West	Vice President,
	East Tower, Suite 750	Corporate Affairs
	Longueuil, QC J4K 5G4	and Corporate
Secretary of
Purchaser

(vii)  the by-laws of Amalgamated Cambior shall be the by-laws of Cambior in effect prior to the Effective Time;

(viii) all of the rights and properties of Cambior and IAMGOLD Subco immediately before the Effective Date become the rights and properties of Amalgamated Cambior by virtue of the Arrangement By-Law;

(ix)    all of the liabilities of Cambior and IAMGOLD Subco immediately before the Effective Date become the liabilities of Amalgamated Cambior by virtue of the Arrangement By-Law; and

(x)   the Articles of Arrangement shall be the articles of amalgamation of IAMGOLD Subco and Cambior referred to in section 123.117 of the QCA and the Certificate shall be the certificate of amalgamation referred to in section 123.119 of the QCA;

(b)    on the amalgamation referred to above:

(i)   each of the Cambior Shares outstanding immediately prior to the Effective Time (other than those held by IAMGOLD, if any) shall be cancelled and each holder thereof (other than IAMGOLD) shall receive such number of duly authorized, fully-paid and non-assessable IAMGOLD Shares equal to the product of the number of such Cambior Shares held by such holder multiplied by the Exchange Ratio;

(ii)    each Cambior Share outstanding immediately prior to the Effective Time held by IAMGOLD, if any, shall be converted into one Amalgamated Cambior Share;

(iii)   each of the common shares of IAMGOLD Subco outstanding immediately prior to the Effective Time shall be converted into one Amalgamated Cambior Share;

(iv)  all of the Cambior Warrants outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued one IAMGOLD Warrant for each Cambior Warrant cancelled. Warrant certificates previously evidencing Cambior Warrants shall thereafter evidence and be deemed to evidence IAMGOLD Warrants issued in replacement thereof;

(v)  each outstanding Cambior Option that is not exercised prior to the Effective Time ("Unexercised Option") shall be cancelled and, in consideration for such cancellation, such holder shall receive from IAMGOLD a fully vested option (a "Replacement Option") to purchase IAMGOLD Shares entitling the holder thereof, upon delivery to the executive offices of IAMGOLD of a duly completed exercise notice addressed to the Corporate Secretary of IAMGOLD, to purchase a number of IAMGOLD Shares equal to the product of the number of Cambior Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement

Option shall provide for an exercise price per IAMGOLD Share equal to the exercise price per Cambior Share of such Unexercised Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in no circumstance shall the exercise price per IAMGOLD Share be less than $0.01 and if the calculation results in an exercise price of less than $0.01, the exercise price shall be deemed to be $0.01 per IAMGOLD Share. If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a IAMGOLD Share, then the number of IAMGOLD Shares subject to such Replacement Option shall be rounded down to the next whole number of IAMGOLD Shares, or (B) having an exercise price per IAMGOLD Share that is a fraction of a cent, then the exercise price per IAMGOLD Share under such Replacement Option shall be rounded up to the next whole cent. In addition, if required, the exercise price of each Replacement Option will be increased such that the excess, if any, of the aggregate fair market value of the IAMGOLD Shares subject to such Replacement Option immediately after the Effective Time over the aggregate exercise price under the Replacement Option equals the excess, if any, of the aggregate fair market value of the Cambior Shares subject to the Cambior Stock Option Plan immediately before the Effective Time over the aggregate exercise price under such Cambior Stock Option Plan. Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the Cambior Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option. Any document or agreement previously evidencing such Unexercised Option shall thereafter evidence and be deemed to evidence such Replacement Options;

(c)    the Cambior Stock Option Plan shall be cancelled;

(d)   in consideration for IAMGOLD issuing IAMGOLD Shares to holders of Cambior Shares as set forth in paragraph (b)(i) above, Amalgamated Cambior will issue to IAMGOLD a number of Amalgamated Cambior Shares equal to the aggregate number of IAMGOLD Shares issued to the holders of Cambior Shares;

(e)   in consideration for IAMGOLD issuing IAMGOLD Warrants to holders of Cambior Warrants as set forth in paragraph (b)(iv) above, Amalgamated Cambior will issue to IAMGOLD a number of Amalgamated Cambior Shares equal to the aggreate number of IAMGOLD Shares to be issued to the holders of Cambior Warrants;

(f)    in consideration for IAMGOLD issuing Replacement Options to holders of Unexercised Options as set forth in paragraph (b)(v) above, Amalgamated Cambior will issue to IAMGOLD a number of Amalgamated Cambior Shares equal to the aggregate number of IAMGOLD Shares to be issued to the holders of Unexercised Options; and

(g)    the Shareholder Rights Plan shall be cancelled.

For a complete description of the mechanics of the Arrangement, see the Arrangement By-Law substantially in the form attached as Appendix B to this Circular.

Procedure for Exchange by Shareholders

On or before the Effective Time, IAMGOLD will deposit with the Depositary, for the benefit of Shareholders, certificates representing the IAMGOLD Shares issuable pursuant to the Acquisition Agreement and Arrangement By-Law in exchange for the Cambior Shares of such Shareholders.

The details of the procedures for the deposit of share certificates representing the Cambior Shares and the delivery by the Depositary of the IAMGOLD Shares are set out in the Letter of Transmittal accompanying this Circular. Shareholders who have not received a Letter of Transmittal should contact the Depositary by mail at 320 Bay Street, Toronto, Ontario, M5H 4A6 or 2001 University Street, Montreal, Québec, H3A 2A6, by telephone at 1-800-387-0825 or by email at inquiries@cibcmellon.com.

Cambior will, as soon as practicable following the later of the Effective Date and the delivery to the Depositary for cancellation of certificates representing a Shareholder's Cambior Shares and the Letter of Transmittal, duly completed in accordance with the instructions contained herein, and such other documents as the Depositary may reasonably require, cause the Depositary to deliver to such holder certificates representing the number of the IAMGOLD Shares which such holder has the right to receive pursuant to the Arrangement and the certificates so surrendered will forthwith be cancelled.

Until surrendered as contemplated by the Arrangement, each certificate which immediately prior to the Effective Date represented one or more outstanding Cambior Shares will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, the certificates representing the IAMGOLD Shares and the dividends and distribution accruing to the holder of such shares, if any (less any applicable withholding tax).

Pursuant to the terms of the Arrangement By-Law, any certificates formerly representing the Cambior Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other document the Depositary may reasonably require on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such certificates to receive IAMGOLD Shares will be deemed to be surrendered to IAMGOLD together with all dividends and distributions thereon, if any.

If a share certificate has been lost, stolen or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with its share certificate replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the sixth anniversary of the Effective Date.

Any use of the mail to transmit a share certificate, a related Letter of Transmittal, and any other required documents is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

Shareholders whose Cambior Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those Cambior Shares.

Fractional Shares

No fractional IAMGOLD Shares will be issued under the Arrangement, and any resulting fractional IAMGOLD Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 IAMGOLD Shares shall be rounded down to the closest whole number.

Treatment of the Cambior Warrants and the Cambior Options

Cambior Warrants

As at October 2, 2006, there were 20,000,000 Cambior Warrants outstanding.

Cambior and IAMGOLD have determined to include the cancellation of Cambior Warrants and the issuance of IAMGOLD Warrants in consideration for such cancellation in the Arrangement By-Law on terms economically equivalent to the result arising under the existing terms of the Cambior Warrant Indenture in order to ensure that the holders of Cambior Warrants do not have a taxable disposition of such warrants for Canadian federal income tax purposes.

The Arrangement By-Law provides that all of the Cambior Warrants will be cancelled and each holder thereof will be issued one IAMGOLD Warrant entitling the holder thereof, upon payment of an exercise price of $3.75, to purchase 0.42 of an IAMGOLD Share, provided that IAMGOLD Warrants may only be exercised for whole IAMGOLD Shares. All other terms and conditions of the IAMGOLD Warrants will be substantially the same as set forth in the Cambior Warrant Indenture.

IAMGOLD has applied to list the IAMGOLD Warrants on the TSX. See "The Arrangement—Regulatory Matters and Other Consents—Stock Exchange Approvals".

Holders of Cambior Warrants are not required to deposit their Cambior Warrant certificates to take advantage of the treatment of the Cambior Warrants pursuant to the Arrangement By-Law. After the Effective Time, certificates formerly representing Cambior Warrants will be deemed to represent IAMGOLD Warrants on the basis provided for in the Arrangement By-Law, provided that upon any transfer of certificates formerly representing Cambior Warrants after the

Effective Time, IAMGOLD will issue a new certificate representing the relevant IAMGOLD Warrants and such certificate formerly representing Cambior Warrants will be deemed to be cancelled.

Cambior Options

As at October 2, 2006, Cambior Options to purchase an aggregate of 5,702,745 Cambior Shares were outstanding.

Currently exercisable Cambior Options may be exercised at any time prior to the Effective Time. Pursuant to a recent amendment to the Cambior Stock Option Plan, Cambior Options that are not currently exercisable may be exercised on a conditional basis for purposes of participating in the Arrangement.

The Arrangement By-Law provides that any Cambior Option that is not exercised prior to the Effective Time will be cancelled and replaced by a fully-vested option to purchase 0.42 IAMGOLD Shares at the exercise price of the current Cambior Option. Except as set forth in the Acquisition Agreement, all other terms and conditions of the Replacement Option will be all the same as the terms and conditions of the unexercised Cambior Option.

Regulatory Matters and Other Consents

Under the Acquisition Agreement, Cambior and IAMGOLD have both agreed to apply for and use all commercially reasonable efforts to obtain as promptly as practicable all Regulatory Approvals in connection with the Arrangement. Neither Cambior nor IAMGOLD is aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Stock Exchange Approvals

It is a condition to completing the Arrangement that the IAMGOLD Shares to be issued to holders of the Cambior Shares and the IAMGOLD Warrants to be issued to holders of Cambior Warrants in connection with the completion of the Arrangement be approved for listing on the TSX, subject only to customary conditions. It is also a condition to completing the Arrangement that all the IAMGOLD Shares be approved for listing on the NYSE subject only to official notice of issuance and other customary conditions.

On September 20, 2006, the TSX conditionally approved the listing of the IAMGOLD Shares to be issued in connection with the completion of the Arrangement, including those underlying the Replacement Options and IAMGOLD Warrants, subject to the satisfaction of the customary requirements of the TSX. IAMGOLD expects to obtain NYSE approval for the listing of the IAMGOLD Shares to be issued in connection with the completion of the Arrangement prior to the Effective Date. IAMGOLD has applied to list the IAMGOLD Warrants on the TSX.

Securities Law Matters

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Status under Canadian Securities Laws

Cambior is a reporting issuer (or the equivalent) in each province of Canada. Cambior Shares currently trade on the TSX and the AMEX. IAMGOLD Shares are listed on the TSX and the NYSE. It is a condition of the Arrangement that the IAMGOLD Shares issued pursuant to the Arrangement and which are reserved for issuance upon exercise of Replacement Options and IAMGOLD Warrants be listed on the TSX and the NYSE.

Issue and Resale of IAMGOLD Shares Under Canadian Securities Laws

Each Cambior Shareholder is urged to consult the holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in IAMGOLD Shares.

The issuance of IAMGOLD Shares in connection with the Arrangement, and the issuance of IAMGOLD Shares from time to time upon the exercise of Replacement Options and IAMGOLD Warrants, will be exempt from the prospectus and registration requirements of applicable Canadian securities legislation. The sale of IAMGOLD Shares received pursuant to the Arrangement will be free from restriction on the first trade of such IAMGOLD Shares provided that (i) such sale is not a control distribution, (ii) no unusual effort is made to prepare the market or to create a demand for the IAMGOLD Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale and (iv) if the selling security holder is an insider or officer of IAMGOLD, the selling security holder has no reasonable grounds to believe that IAMGOLD is in default of Securities Laws.

U.S. Securities Laws

Status Under U.S. Securities Laws

Each of IAMGOLD and Cambior is a "foreign private issuer" as defined under the Exchange Act. Cambior Shares are listed for trading on the AMEX and as such Cambior is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. IAMGOLD Shares are listed for trading on the NYSE and as such IAMGOLD is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.

Issue and Resale of IAMGOLD Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Cambior Shareholders in the United States ("U.S. Shareholders"). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of IAMGOLD Shares issued to them under the Arrangement complies with applicable U.S. securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading "Notice to Shareholders in the United States".

The issue of IAMGOLD Shares, and the subsequent resale of these shares held by U.S. Shareholders, will be subject to U.S. Securities Laws, including the U.S. Securities Act.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of the IAMGOLD Shares to U.S. Shareholders within Canada. U.S. Shareholders who resell IAMGOLD Shares in Canada must comply with Canadian Securities Laws, as outlined above.

Exemption from the Registration Requirements of the U.S. Securities Act

The issue by IAMGOLD of IAMGOLD Shares, Replacement Options and IAMGOLD Warrants pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance on Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the IAMGOLD Shares, Replacement Options and IAMGOLD Warrants issued in connection with the Arrangement.

Resales of IAMGOLD Shares within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of IAMGOLD Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S. The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The manner in which a U.S. Shareholder may resell IAMGOLD Shares issued to the Shareholder on completion of the Arrangement within the United States will depend on whether the U.S. Shareholder is an affiliate of IAMGOLD or Cambior prior to the completion of the Arrangement and whether the U.S. Shareholder is an affiliate of IAMGOLD after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its affiliate. The resale rules applicable to U.S. Shareholders are summarized below.

Non-Affiliates Before and After the Arrangement

U.S. Shareholders who are not affiliates of Cambior or IAMGOLD prior to the Arrangement and who will not be affiliates of IAMGOLD after the Arrangement may resell the IAMGOLD Shares issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Cambior or IAMGOLD prior to the Arrangement but will not be affiliates of IAMGOLD after the Arrangement, and who hold their IAMGOLD Shares for one year after the Effective Date, may resell their IAMGOLD Shares without regard to Rule 144 except for the current public information requirement. U.S. Shareholders who are affiliates of IAMGOLD prior to the Effective Date who hold their IAMGOLD Shares for a period of two years after the Effective Date may resell such shares freely, provided that such persons have not been affiliates of IAMGOLD during the three-month period preceding the resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Cambior or IAMGOLD prior to the Arrangement and who will be affiliates of IAMGOLD after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to IAMGOLD Shares issued under the Arrangement. These affiliates may not resell their IAMGOLD Shares within the United States unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the U.S. Securities Act. In general, under Rule 145(d), these affiliates will be entitled to resell in the United States, during any three-month period, that number of IAMGOLD Shares that does not exceed the greater of one percent of the then outstanding securities of such class and the average weekly trading volume of such securities on the NYSE during the four weeks preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about IAMGOLD.

Resales of Securities Pursuant to Regulation S

U.S. Shareholders who receive IAMGOLD Shares under the Arrangement may, under the U.S. Securities Act, resell their IAMGOLD Shares in an "offshore transaction" in accordance with Regulation S, provided the conditions imposed thereunder for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSX, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The availability of the Regulation S "offshore resale" exemption depends in part on whether the U.S. Shareholder is an affiliate of IAMGOLD upon completion of the Arrangement. See the discussion above of affiliate under "Resale of IAMGOLD Shares within the United States after the Completion of the Arrangement". The resale rules applicable to the U.S. Shareholders of IAMGOLD are summarized below.

A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of IAMGOLD after completion of the Arrangement may resell his or her IAMGOLD Shares in "offshore transactions" provided (a) neither the U.S. Shareholder, an affiliate nor any person acting on their behalf engages in "directed selling efforts" in the United States, and (b) in the case of an officer or director of IAMGOLD, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Under Regulation S, "directed selling efforts" are defined as "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction.

Additional restrictions apply to a U.S. Shareholder who will be an affiliate of IAMGOLD other than by virtue of his or her status as an officer or director of IAMGOLD.

Exercise of Replacement Options to be Issued in Exchange for the Cambior Options

Under and as provided in the Acquisition Agreement, IAMGOLD will issue Replacement Options on the basis set forth in the Acquisition Agreement. IAMGOLD Shares issuable on exercise of Replacement Options have not been registered under the U.S. Securities Act. As a result, the Replacement Options may not be exercised by or on behalf of a person in the United States, and the IAMGOLD Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such IAMGOLD Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Shareholder Approval Required for the Arrangement Resolution

The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by at least 75% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the QCA requires approval of the Court. On October 2, 2006, Cambior obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Motion for Interim Order with Respect to an Arrangement, the Motion for Final Order with Respect to an Arrangement and the Interim Order attached as Appendix C to this Circular.

Subject to the terms of the Acquisition Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Cambior will apply to the Court to obtain the Final Order at the Montreal Courthouse, 1 Notre-Dame Street East, Montreal, Québec, in room 16.12, on November 8, 2006 at 9:00 a.m. (Montreal time) or as soon thereafter as counsel may be heard (the "Presentation Date"). The Notice of Presentation of the Motion for Final Order is attached as Appendix C to this Circular. Any Shareholder wishing to appear, in person or by counsel, at the hearing on the Motion for Final Order with Respect to an Arrangement, with the intention of supporting or opposing same, must comply with certain other procedural requirements described in the Notice of Presentation of the Motion for Final Order attached as Appendix C to this Circular, including filing an appearance with the Court and serving same upon Cambior, at least 48 hours before the Presentation Date. Service on Cambior must be effected via their counsel: McCarthy Tétrault LLP, Suite 2500, 1000 De La Gauchetière Street West, Montreal, Québec, H3B 0A2 (Attention: Me Stephen G. Schenke).

Cambior has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the QCA when making orders with respect to arrangements, and that the Court, when hearing the Motion for the Final Order with Respect to an Arrangement, will consider, among other things, the fairness of the Arrangement to the Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate. Depending on the nature of any amendments required by the Court, Cambior may reasonably determine not to proceed with the Arrangement in the event that such amendment is not satisfactory to Cambior.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that employees of Cambior, certain members of management of Cambior and members of the Board may have certain interests in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and has considered them along with the other matters described under "The Arrangement — Recommendation of the Board".

Directors

The directors of Cambior beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 715,641 Cambior Shares, representing approximately 0.26% of the Cambior Shares outstanding as of the close of business on October 2, 2006. All of the Cambior Shares held by the directors of Cambior will be treated in the same fashion under the Arrangement as Cambior Shares held by any other Shareholder.

The directors of Cambior beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 1.330,000 Cambior Options, representing approximately 23.0% of the Cambior Options outstanding as of the close of business on October 2, 2006. All of the Cambior Options held by the directors of Cambior will be treated in the same manner under the Arrangement as Cambior Options held by every other holder of Cambior Options. Under the Arrangement, the directors of Cambior will receive an aggregate of 558,600 Replacement Options in exchange for their Cambior Options, assuming none of them exercises any Cambior Options prior to the Effective Date.

Under the Cambior DSU Plan, when directors of Cambior cease to be directors, they are entitled to receive payment in respect of the Cambior DSUs granted to them under the Cambior DSU Plan. Pursuant to the Arrangement, the Cambior DSU Plan will be terminated in accordance with its terms prior to the Effective Time, and each DSU holder will be entitled to receive the aggregate amount owing to him for all Cambior DSUs recorded in his account at such time, in accordance with the Cambior DSU Plan.

As of October 2, 2006, Cambior's non-executive directors hold, in the aggregate, 47,500 Cambior DSUs. The aggregate consideration payable to all said directors under the Cambior DSU Plan upon completion of the Arrangement will be equal to the number of outstanding Cambior DSUs at the time the Cambior DSU Plan is terminated multiplied by the last sales price per Cambior Share of the last board lot sale of Cambior Shares on the TSX occurring prior to the termination date of the Cambior DSU Plan.

Upon completion of the Arrangement, and pursuant to the terms of the Acquisition Agreement, Guy G. Dufresne and Jean-André Élie, currently members of the Board, will be appointed to the Board of IAMGOLD. See "The Acquisition Agreement—Covenants of IAMGOLD—Covenants of IAMGOLD Regarding the Arrangement".

Officers

Mr. Dufresne, the Chairman of the Board, does not serve full-time and accordingly is not treated by Cambior as an executive officer for any regulatory or other purpose and he is therefore not included in the following discussion.

The executive officers of Cambior, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 349,825 Cambior Shares, representing approximately 0.13% of the Cambior Shares outstanding as of the close of business on October 2, 2006. All of the Cambior Shares held by the officers of Cambior will be treated in the same manner under the Arrangement as Cambior Shares held by any other Shareholder.

The executive officers of Cambior, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,775,088 Cambior Options, representing approximately 31.0% of the Cambior Options outstanding as of the close of business on October 2, 2006. All of the Cambior Options held by the executive officers of Cambior will be treated in the same manner under the Arrangement as Cambior Options held by any other holder of Cambior Options. Under the Arrangement, an aggregate of 745,537 Replacement Options will be granted to the executive officers of Cambior on the Effective Date, in exchange for their Cambior Options, assuming none of them exercises any Cambior Options prior to the Effective Date.

The executive officers of Cambior are generally parties to and have the benefit of various employment and severance agreements with Cambior. Under these agreements, each executive officer is entitled to receive severance benefits if a change in control of Cambior occurs and, within the two-year period following the change in control, if the individual's employment is terminated other than for just cause, or by the individual for defined reasons such as a change in responsibilities or status of the executive officer. In such event, each executive officer will generally: receive salary for the severance period (24 months for Messrs. Gignac, Gourde, Coates, Ménard and Perron, and 18 months for Messrs. Côté, Dagenais and Viens); receive all Benefits (as such term is defined herein below) for a period of 90 days and a lump sum equal to the present value of all Benefits for the rest of the executive officer's severance period (21 or 15 months, as applicable); have the option to purchase the company car or require assignment of the car's lease, as applicable; be credited, as applicable, with a maximum of two years or a year and a half of services and other benefits under pension plans arrangements; and be reimbursed for all expenditures for financial advisory, interim office, executive placement and other related services incurred until the earlier of the date on which the executive officer commences a new employment and the date of termination of his severance period; and all unvested shares held under the Cambior Share Purchase Plan and all vested and unvested options held under the Cambior Stock Option Plan shall be held, respectively, as vested Cambior Shares and, subject to any required regulatory or shareholder approvals, vested Cambior Options, as provided under the plans in the case of a retirement.

When used herein, the term "Benefits" means all benefits, except benefits under the pension plans, but includes the Cambior Share Purchase Plan benefits, health, dental and life insurance benefits (but excluding short and long-term disability insurance), paid vacation benefits, club memberships, financial planning assistance, car allowance and other permitted car expenditures pursuant to Cambior's current policy regarding automobile benefits and all other current benefits, the whole on the scale provided by Cambior to the executive officer as of the date of termination of his employment.

On August 10, 2006, the Board of Directors of Cambior approved the allocation of retention bonus amounts to Cambior's key employees. The Board believed that such bonuses were necessary in order for Cambior to retain its key employees in the context of a possible change of control transaction as the value to be delivered to Shareholders would be directly linked to Cambior's ability to retain its key employees for any possible acquiror. The retention bonus amount allocated, in the aggregate, to the executive officers of Cambior, is equal to $737,500, representing approximately 34.71% of the retention bonus amounts allocated as of October 2, 2006. Payment of the retention bonus amount is contingent upon continued employment with Cambior or its successor until September 30, 2007. However should the executive officer's employment be terminated prior thereto, the executive officer will be entitled to the retention bonus amount upon such termination. The same rule applies if the executive officer resigns as a result of a breach by Cambior or any successor of a fundamental term of the executive officer's employment contract which amounts to constructive dismissal.

None of the executive officers is required to mitigate the amount of any payment provided for by seeking other employment or otherwise, and neither will the amount of any payment or benefit be reduced by any compensation earned or received by the individual with another employer. Completion of the Arrangement will constitute a "change of control" under the employment and severance agreements.

The executive officers of Cambior are also generally entitled to benefits, rights and payments under Cambior's various incentive, retirement and pension plans. These benefits arise as normal incidents of employment for the officers of Cambior and are not materially altered by the completion of the Arrangement.

Indemnification and Insurance

The Acquisition Agreement provides that IAMGOLD will, or will cause Cambior and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Cambior and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. Prior to the Effective Time, Cambior may, in the alternative, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Effective Time.

The Acquisition Agreement also provides that IAMGOLD will directly honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of Cambior and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

Expenses of the Arrangement

The estimated fees, costs and expenses of Cambior in connection with the Arrangement, including without limitation, financial advisors' fees, filing fees and legal and accounting fees, excluding taxes, are anticipated to be approximately $12.0 million.

Delisting and Reporting Issuer Status

The Cambior Shares will be delisted from the TSX and AMEX and the Cambior Warrants will be delisted from the TSX following the Effective Date. Cambior will also seek to be deemed to have ceased to be a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status, and will file a notice of termination of its registration and duty to file reports under U.S. securities regulations.

THE ACQUISITION AGREEMENT

The following description of certain material provisions of the Acquisition Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which was filed on SEDAR on October 3, 2006 and is available through the internet at www.sedar.com.

Pursuant to the Acquisition Agreement, it was agreed that, subject to the terms and conditions set forth in the Acquisition Agreement, IAMGOLD would acquire all of the Cambior Shares issued and outstanding at the Effective Time in exchange for such number of duly authorized fully-paid and non-assessable IAMGOLD Shares equal to the product of the number of the Cambior Shares issued and outstanding at the Effective Time multiplied by the Exchange Ratio.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Acquisition Agreement provides that the obligations of the Parties to complete the transactions contemplated by the Acquisition Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties: (a) the Arrangement shall have been approved at the Meeting by not less than the Required Vote; (b) the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Cambior and IAMGOLD, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise; (c) the Arrangement By-Law shall have been filed with, and the appropriate certificate shall have been issued by, the Enterprise Registrar; (d) all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated; (e) the IAMGOLD Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX and the NYSE and IAMGOLD shall not have been advised that the IAMGOLD Shares would not be approved for listing, subject to notice of issuance, by the NYSE; (f) the IAMGOLD Warrants issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX; (g) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by the Acquisition Agreement; and (h) the Acquisition Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of IAMGOLD

The Acquisition Agreement provides that the obligations of IAMGOLD to complete the transactions contemplated by the Acquisition Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for IAMGOLD's exclusive benefit and may be waived by IAMGOLD: (a) all covenants of Cambior under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by Cambior in all material respects; (b) the representations and warranties of Cambior set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Cambior (in addition, the representations and warranties relating to the capitalization of Cambior shall be true and correct in all material respects); and (c) between the date of the Acquisition Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to Cambior.

Additional Conditions Precedent to the Obligations of Cambior

The obligations of Cambior to complete the transactions contemplated by the Acquisition Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Cambior and may be waived by Cambior: (a) all covenants of IAMGOLD under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by IAMGOLD in all material respects; (b) the representations and warranties of IAMGOLD set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and (c) between the date of the Acquisition Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to IAMGOLD.

Representations and Warranties

The Acquisition Agreement contains representations and warranties of Cambior and IAMGOLD to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Cambior and IAMGOLD and may be subject to important qualifications and limitations agreed to by

Cambior and IAMGOLD in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under securities laws or were used for the purpose of allocating risk between Cambior and IAMGOLD rather than establishing matters as facts. For the foregoing reasons, Shareholders should not rely on the representations and warranties as statements of factual information.

The Acquisition Agreement contains representations and warranties on the part of Cambior relating to the following matters, among others: board approval; organization and qualification; authority relative to the Acquisition Agreement; no violations; capitalization; Shareholder Rights Plan; reporting status and securities laws matters; ownership of subsidiaries; public disclosure record; financial statements; Sarbanes-Oxley Act (United States); absence of certain changes; litigation; taxes; property and title; mineral reserves and resources; compliance with laws; intellectual property; insurance; environment; brokers; material contracts; and pension and employee benefits.

The Acquisition Agreement also contains representations and warranties of IAMGOLD relating to matters that include: board approval; organization and qualification; authority relative to the Acquisition Agreement; no violations; capitalization; reporting status and securities laws matters; ownership of subsidiaries; public disclosure record; financial statements; Sarbanes-Oxley Act (United States); absence of certain changes; litigation; taxes; tax status; property and title; mineral reserves and resources; compliance with laws; intellectual property; insurance; environment; brokers; IAMGOLD Shares; and pension and employee benefits.

Covenants of Cambior

The Acquisition Agreement also contains customary negative and affirmative covenants on the part of both Parties.

In the Acquisition Agreement, Cambior has agreed, among other things, that, until the earlier of the Effective Time and the time that the Acquisition Agreement is terminated in accordance with its terms, except as provided in a disclosure schedule provided to IAMGOLD, unless IAMGOLD otherwise agrees in writing (to the extent that such consent is permitted by applicable law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Acquisition Agreement or as is otherwise required by applicable law:

(a)   except for the Bauxite Sale Process, the business of Cambior and its subsidiaries shall be conducted only, and Cambior and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Cambior shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, properties, employees, goodwill and business relationships;

(b)  Cambior shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Cambior Shares owned by any person or the securities of any subsidiary owned by a person other than Cambior other than, in the case of any subsidiary wholly-owned by Cambior, any dividends payable to Cambior or any other wholly-owned subsidiary of Cambior; (iii) adjust, split, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Cambior or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Cambior or its subsidiaries, other than (A) the issuance of the Cambior Shares issuable pursuant to the terms of the outstanding Cambior Options, Cambior warrants and the Convertible Debenture, (B) the grant of Cambior DSUs pursuant to the Cambior DSU Plan in accordance with the letter of Cambior dated July 28, 2006, (C) transactions between two or more Cambior wholly-owned subsidiaries or between Cambior and a Cambior wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in the Data Room; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Cambior wholly-owned subsidiaries or between Cambior and a Cambior wholly-owned subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Cambior or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (ix) make any material tax election or settle or compromise any material tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)   Cambior shall promptly notify IAMGOLD in writing of any circumstance or development that, to the knowledge of Cambior, is or would reasonably be expected to constitute a Material Adverse Effect on Cambior or IAMGOLD or any change in any material fact set forth in the Data Room, or in Cambior's public disclosure record or in a disclosure schedule provided to IAMGOLD;

(d)   except in connection with the Bauxite Sale Process, Cambior shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Cambior or of any subsidiary, except in the ordinary course of business consistent with past practice; (ii) except for the transactions set out in the Data Room, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase any property or assets of any other person, if any of the foregoing would be material to Cambior; (iii) incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, except for refinancing of existing debt on substantially market terms and except as set forth in the Data Room; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Cambior's financial statements; (v) except as disclosed in the Data Room, waive, release, grant or transfer any rights of material value; (vi) enter into a new line of business; or (vii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)   except as disclosed in the Data Room, Cambior shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, (ii) enter into any Contract that would limit or otherwise restrict Cambior or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict IAMGOLD or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iii) terminate, cancel or amend in any material respect any material Contract other than in the usual and ordinary course of business consistent with past practice, provided that, notwithstanding the foregoing, Cambior shall not enter into or amend any Contracts relating to matters disclosed in a disclosure schedule provided to IAMGOLD without the prior approval of IAMGOLD;

(f)   other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date of the Acquisition Agreement and contained in the Data Room or otherwise agreed to by IAMGOLD, neither Cambior nor any of its subsidiaries (i) shall grant to any officer or director of Cambior or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies disclosed in the Data Room, (iv) enter into any employment agreement with any officer or director of Cambior or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Cambior plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Cambior or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

(g)   Cambior shall not, and shall not permit any of its subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries or make any loans to any officer, or director of Cambior or any of its subsidiaries;

(h)   Cambior shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material liability other than in the usual and ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Cambior in its capacity as such and that (A) requires any payment to such security holders by Cambior or any subsidiary or (B) adversely affects in any material respect the ability of Cambior and the subsidiaries to conduct their business in a manner consistent with past practice; and

(i)     Cambior shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Cambior or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Cambior or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

In addition, Cambior is required to:

(a)   subject to the terms of the Acquisition Agreement, (i) take all lawful action to solicit proxies in favour of the Arrangement Resolution, (ii) recommend to all holders of the Cambior Shares that they vote in favour of the Arrangement, (iii) publicly reconfirm such recommendation upon the reasonable request of IAMGOLD, and (iv) not withdraw, modify, or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to IAMGOLD such recommendation (any such action, a "Change in Cambior Recommendation") except as explicitly permitted in the Acquisition Agreement provided, however, that Cambior may (A) make such Change in Cambior Recommendation if Cambior's board of directors, after consultation with outside legal counsel, has determined that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) upon any such Change in Cambior Recommendation, may solicit votes of Shareholders consistent with such Change in Cambior Recommendation;

(b)   use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Cambior or a subsidiary in connection with the Arrangement from other parties to the Contracts. Notwithstanding anything to the contrary in the Acquisition Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by the Acquisition Agreement, (i) without the prior written consent of IAMGOLD which shall not be unreasonably withheld, none of Cambior or any of its subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of IAMGOLD or its respective Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment to or incur any liability or other obligation;

(c)    use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Cambior or any of its subsidiaries relating to the Arrangement;

(d)   ensure that the Cambior DSU Plan is terminated prior to the Effective Time, in accordance with the terms thereof, and that each Participant (as defined in the Cambior DSU Plan) receives the aggregate amount owing to such Participant for all Cambior DSUs recorded in such Participant's account at such time, in accordance with the provisions of the Cambior DSU Plan;

(e)   use its commercially reasonable efforts to negotiate the prepayment or amendment of the Convertible Debenture upon terms and conditions satisfactory to IAMGOLD, failing which the Effective Time will occur after the maturity date of the Convertible Debenture;

(f)    take all necessary steps reasonably required to ensure that, from and after the Effective Time, each Cambior Warrant outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued one IAMGOLD Warrant for each Cambior Warrant cancelled;

(g)    apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Cambior or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep

IAMGOLD reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing IAMGOLD with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for IAMGOLD to provide its comments thereon; and

(h)    defend all lawsuits or other legal, regulatory or other proceedings against Cambior challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated thereby.

Covenants of IAMGOLD

In the Acquisition Agreement, IAMGOLD has agreed, among other things, that, until the earlier of the Effective Time and the time that the Acquisition Agreement is terminated in accordance with its terms, unless Cambior otherwise agrees in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Acquisition Agreement or as is otherwise required by applicable Law:

(a)    the business of IAMGOLD and its subsidiaries shall be conducted only, and IAMGOLD and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and IAMGOLD shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, properties, employees, goodwill and business relationships;

(b)  IAMGOLD shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the IAMGOLD Shares owned by any person or the securities of any subsidiary owned by a person other than IAMGOLD other than, in the case of any subsidiary wholly-owned by IAMGOLD, any dividends payable to IAMGOLD or any other wholly-owned subsidiary of IAMGOLD, (iii) adjust, split, combine or reclassify its share capital, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of IAMGOLD or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of IAMGOLD or its subsidiaries, other than (A) the issuance of the IAMGOLD Shares issuable pursuant to the terms of outstanding options, (B) the grant of IAMGOLD share purchase options pursuant to the IAMGOLD stock option plan, (C) transactions between two or more IAMGOLD wholly-owned subsidiaries or between IAMGOLD and an IAMGOLD wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements disclosed in IAMGOLD's Public Disclosure Record, (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more IAMGOLD wholly-owned subsidiaries or between IAMGOLD and an IAMGOLD wholly-owned subsidiary, (vi) amend or modify the terms of any of its securities, (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of IAMGOLD or any of its subsidiaries, (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP, (ix) make any material tax election or settle or compromise any material tax liability, or (x) enter into, modify or terminate any Contract with respect to any of the foregoing; and provided in each of the foregoing cases, if such event would be reasonably expected to have a Material Adverse Effect on IAMGOLD;

(c)   IAMGOLD shall promptly notify Cambior in writing of any circumstance or development that, to the knowledge of IAMGOLD, is or would reasonably be expected to constitute a Material Adverse Effect on IAMGOLD or Cambior or any change in any material fact set forth in IAMGOLD's Public Disclosure Record;

(d)    IAMGOLD shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of IAMGOLD or of any subsidiary, (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, if any of the foregoing would be material to IAMGOLD and are otherwise not in the ordinary course of business consistent with past practice, (iii) incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $25 million, except for refinancing of existing debt on substantially market terms, and (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the IAMGOLD financial statements, (v) waive, release, grant or transfer any rights of material value, (vi) enter into a new line of business, or (vii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and provided that in each of the foregoing cases, if such event would be reasonably expected to have a Material Adverse Effect on IAMGOLD;

(e)    IAMGOLD shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, that would result in any Contract having a term in excess of 12 months and which is not terminable by IAMGOLD or its subsidiaries upon notice of 90 days or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on IAMGOLD or any of its subsidiaries in excess of $50 million, (ii) enter into any Contract that would limit or otherwise restrict IAMGOLD or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict IAMGOLD or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect, or (iii) terminate, cancel or amend in any material respect any material Contract other than in the usual and ordinary course of business consistent with past practice;

(f)   other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date of the Acquisition Agreement, neither IAMGOLD nor any of its subsidiaries (i) shall grant to any officer or director of IAMGOLD or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies, (iv) enter into any employment agreement with any officer or director of IAMGOLD or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any IAMGOLD plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of IAMGOLD or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

(g)   IAMGOLD shall not, and shall not permit any of its subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries except in the ordinary course of business consistent with past practice;

(h)  IAMGOLD shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material liability other than in the usual and ordinary course of business consistent with past practice, or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of IAMGOLD in its capacity as such and that (A) requires any payment to such security holders by IAMGOLD or any subsidiary or (B) adversely affects in any material respect the ability of IAMGOLD and the subsidiaries to conduct their business in a manner consistent with past practice; and

(i)   IAMGOLD shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by IAMGOLD or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of IAMGOLD or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Covenants of IAMGOLD Regarding the Arrangement

In the Acquisition Agreement, IAMGOLD has agreed, and agreed to cause its subsidiaries to, perform all obligations required or desirable to be performed by IAMGOLD or any of IAMGOLD's subsidiaries under the Acquisition Agreement, co-operate with Cambior in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Acquisition Agreement and, without limiting the generality of the foregoing, IAMGOLD agreed to and where appropriate agreed to cause its subsidiaries to:

(a)   apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to IAMGOLD or any of IAMGOLD's subsidiaries and relating to Cambior or any of Cambior's subsidiaries which are typically applied for by an acquirer and, in doing so, keep Cambior reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Cambior with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Cambior to provide its reasonable comments thereon;

(b)   take all necessary steps reasonably required to ensure that, from and after the Effective Time, in consideration for the cancellation of each Cambior Warrant outstanding immediately prior to the Effective Time, each holder thereof shall be issued one IAMGOLD Warrant for each Cambior Warrant cancelled;

(c)    use its reasonable best efforts to obtain the approval of the TSX for the listing of the IAMGOLD Warrants to be issued in connection with the transactions contemplated by the Acquisition Agreement;

(d)  use its reasonable best efforts to obtain the approval of the relevant stock exchanges for the listing of the IAMGOLD Shares to be issued in connection with the transactions contemplated by the Acquisition Agreement, such listings to be effective prior to or as of the time or issuance of such shares pursuant to the Acquisition Agreement;

(e)   use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Cambior or any of its subsidiaries relating to the Arrangement;

(f)    defend all lawsuits or other legal, regulatory or other proceedings against IAMGOLD challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated thereby;

(g)   use all reasonable efforts to cause its Board of Directors to pass such resolutions and to take such other actions as may be required in order that, as of the Effective Time, two new directors, who will be directors of Cambior at such time as they are to be nominated or appointed, will be nominated for election or appointed to the Board of Directors of IAMGOLD out of a total of 12 members, without calling a meeting of shareholders between the Effective Time and IAMGOLD's next annual meeting of shareholders, or otherwise through the nomination for election of such persons at the next annual meeting of shareholders of IAMGOLD; and

(h)    use all commercially reasonable efforts to retain Cambior employees upon completion of the Arrangement and to maintain a continued presence in Longueuil and Val d'Or, Québec.

Covenants of Cambior Regarding Non-Solicitation

Cambior has agreed, except as otherwise permitted by the Acquisition Agreement, not to, directly or indirectly, through any officer, director, employee, representative or agent of Cambior or any of its subsidiaries, (i) participate in any substantive discussions or negotiations with any person (other than IAMGOLD and its Affiliates) regarding an Acquisition Proposal, (ii) make a Change in Cambior Recommendation, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into any agreement, understanding, arrangement or Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Acquisition Agreement); provided, however, that prior to the date the Required Vote is obtained, nothing contained in the Acquisition Agreement shall prevent (subject to compliance with the other provisions of the Acquisition Agreement) the Board from (i) engaging in discussions or negotiations or furnishing information (ii) making a Change in Cambior

Recommendation (iii) approving, endorsing or recommending or proposing publicly to approve, endorse or recommend an Acquisition Proposal or (iv) entering into an agreement in connection with an unsolicited, written Acquisition Proposal:

(a)    that did not result from a breach of the foregoing; and

(b)   in respect of which the Board determines in good faith after consultation with BMO Capital Markets and Cambior's outside counsel that the Acquisition Proposal would be reasonably likely to lead to a Superior Proposal.

Consideration of Alternative Transactions

Cambior shall promptly notify IAMGOLD, at first orally and thereafter in writing, of any Acquisition Proposal or inquiry received after the date of the Acquisition Agreement (whether or not relating to any Acquisition Proposal or inquiry received prior to the date of the Acquisition Agreement) that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date of the Acquisition Agreement, of which any of its directors or officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Cambior or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Cambior or any of its subsidiaries by any person that informs Cambior or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry. Cambior shall keep IAMGOLD informed of any change to the material terms of any such Acquisition Proposal or inquiry.

If Cambior receives a request for material non-public information from a person who proposes an unsolicited Acquisition Proposal where Cambior is not in breach of the Acquisition Agreement and the Board determines in good faith after consultation with BMO Capital Markets and its outside counsel that such proposal would be reasonably likely to lead to a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Cambior than the Confidentiality Agreement, provide such person with access in accordance with the Acquisition Agreement to information regarding Cambior, provided that IAMGOLD is promptly provided with a list and copies of all information provided to such person not previously provided to IAMGOLD and is promptly provided with access to information similar to that which was provided to such person.

Nothing contained in the non-solicitation provisions prohibits the Board from making any disclosure to Cambior's Shareholders prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside counsel, such disclosure is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law, including its obligations under Rule 14e-2 under the Exchange Act or from responding through a director's circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal or from calling and holding a meeting of Shareholders requisitioned by such Shareholders pursuant to the QCA or ordered to be held by a court under the QCA.

Right to Match

The Acquisition Agreement provides IAMGOLD with a right to match any Superior Proposal during a response period (the "Response Period") of three business days after the date on which IAMGOLD receives a written notice from the Board that the Board has determined, subject only to compliance with the right to match provisions, to accept, approve, recommend or enter into a binding agreement to proceed with a Superior Proposal. In the event that Cambior provides IAMGOLD with the notice on a date that is less than three business days prior to the Meeting, Cambior is entitled to adjourn the Meeting to a date that is not more than three business days after the date of such notice.

During the Response Period, IAMGOLD has the right, but not the obligation, to offer to amend the terms of the Acquisition Agreement. The Board will review any such proposal by IAMGOLD to amend the terms of the Acquisition Agreement, including an increase in, or modification of, the consideration to be received by the holders of the Cambior Shares, to determine whether the Acquisition Proposal to which IAMGOLD is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by IAMGOLD to be amended. If the Board determines that the Acquisition Proposal would no longer be a Superior Proposal if the Arrangement was so amended and IAMGOLD enters into an amendment to the Acquisition Agreement incorporating the terms of the amended offer, the Board will promptly publicly reaffirm its recommendation of the Arrangement. If the Board determines that the Acquisition Proposal remains a Superior Proposal, Cambior may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Cambior Shares will constitute a new Acquisition Proposal for the purposes of the right to match provisions and IAMGOLD will be afforded a new Response Period in respect of each such Acquisition Proposal.

Termination Fee

The Acquisition Agreement provides that Cambior will pay to IAMGOLD $45 million less any amounts actually paid by Cambior to IAMGOLD for reimbursement of expenses (as described below) under "Expense Reimbursement":

(a)    if IAMGOLD terminates the Acquisition Agreement as a result of (i) the Board making a Change in Cambior Recommendation; (ii) the Board approving or recommending an Acquisition Proposal; (iii) Cambior entering into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Acquisition Agreement); or (iv) except where IAMGOLD decides to exercise its right to match, the public announcement by Cambior or the Board of its intention to do any of the foregoing, in which case payment shall be made within two business days of such termination;

(b)  if Cambior terminates the Acquisition Agreement after the Board approves and authorizes Cambior to enter into an agreement providing for the implementation of a Superior Proposal where (i) the Required Vote has not yet been obtained; (ii) Cambior has not breached its obligations under the non-solicitation or right to match provisions; and (iii) the Board has determined in good faith, after consultation with BMO Capital Markets, that such definitive agreement constitutes a Superior Proposal, in which case payment shall be made before or concurrently with such termination and will be a condition to the effectiveness of such termination; and

(c)   if (i) after September 13, 2006 and before the Meeting, an Acquisition Proposal is made or proposed to Cambior or otherwise publicly announced, or a person publicly announces an intention to do so (which has not been withdrawn), and (ii) the Acquisition Agreement is terminated by either IAMGOLD or Cambior as a result of the Effective Time not occurring on or before the Outside Date or as a result of the Required Vote not being obtained at the Meeting, or by IAMGOLD as a result of Cambior breaching any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement, which breach would give rise to the failure of certain conditions to closing and (iii) during the period ending six months following the termination of the Acquisition Agreement (x) an Acquisition Proposal is consummated, or (y) the Board approves or recommends an Acquisition Proposal, or Cambior enters into a definitive agreement with respect to an Acquisition Proposal, and that Acquisition Proposal is subsequently consummated at any time thereafter (whether or not during the aforementioned period ending six months following the termination of the Acquisition Agreement), in which case payment shall be made within two business days of the date on which Cambior consummates such Acquisition Proposal.

Expense Reimbursement

The Acquisition Agreement also provides that (a) Cambior will pay to IAMGOLD the reasonable documented expenses of IAMGOLD and its Affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement, such payment not to exceed $2 million, if IAMGOLD terminates the Acquisition Agreement as a result of Cambior breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing; and (b) IAMGOLD will pay to Cambior the reasonable documented expenses of Cambior and its Affiliates incurred in connection with the transaction contemplated by the Acquisition Agreement, such payment not to exceed $2 million, if Cambior terminates the Acquisition Agreement as a result of IAMGOLD breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing.

In no event will Cambior be required to pay in respect of the Termination Fee and reimbursement of expenses, in the aggregate, an amount in excess of $45 million.

Termination Rights

Termination by Cambior

The Acquisition Agreement may be terminated by Cambior at any time prior to the Effective Time if: (a) the Board approves and authorizes Cambior to enter into an agreement providing for the implementation of a Superior Proposal so long as (i) the Required Vote has not yet been obtained; (ii) Cambior has not breached its obligations under the non-solicitation or right to match provisions; (iii) the Board has determined in good faith, after consultation with BMO Capital Markets, that such definitive agreement constitutes a Superior Proposal; and (iv) Cambior pays the Termination Fee to IAMGOLD; or (b) Cambior is not in material breach of its obligations under the Acquisition Agreement and IAMGOLD breaches any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement that would give rise to the failure of certain conditions to closing.

Termination by IAMGOLD

The Acquisition Agreement may be terminated by IAMGOLD at any time prior to the Effective Time if: (a) the Board makes a Change in Cambior Recommendation; (b) the Board approves or recommends an Acquisition Proposal; (c) Cambior enters into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Acquisition Agreement); (d) except in connection with Cambior's notifying IAMGOLD of its desire to accept another Acquisition Proposal subject to IAMGOLD not exercising its right to match, Cambior or the Board publicly announces its intention to do any of the foregoing; or (e) IAMGOLD is not in material breach of its obligations under the Acquisition Agreement and Cambior breaches any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement that would give rise to the failure of certain conditions to closing.

Termination by Either Cambior or IAMGOLD

The Acquisition Agreement may be terminated by either Cambior or IAMGOLD at any time prior to the Effective Time if: (a) the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Acquisition Agreement under this clause (a) is not available to any Party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date; (b) the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof); or (c) any Law makes the consummation of the Arrangement or the transactions contemplated by the Acquisition Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

Pre-Acquisition Reorganizations

In the Acquisition Agreement, Cambior agreed that, upon request by IAMGOLD, Cambior shall, and shall cause its subsidiaries to, at the expense of IAMGOLD, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as IAMGOLD may request, acting reasonably (each a "Pre-Acquisition Reorganization") provided that the Pre-Acquisition Reorganization is not prejudicial to Cambior, any of its subsidiaries or the holders of the Cambior Shares and (ii) cooperate with IAMGOLD and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. IAMGOLD acknowledged and agreed that the Pre-Acquisition Reorganizations shall (A) not delay or prevent the consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of Cambior under the Acquisition Agreement has been breached, it being acknowledged by IAMGOLD that these actions could require the consent of third parties under applicable contracts. IAMGOLD shall provide written notice to Cambior of any proposed Pre-Acquisition Reorganization at least thirty days prior to the Effective Time. Upon receipt of such notice, IAMGOLD and Cambior shall, at the expense of IAMGOLD, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date (but after IAMGOLD shall have waived or confirmed that all conditions to closing have been satisfied), which in any event, shall not be a condition to completion of the Arrangement. If the Arrangement is not consummated, for any reason whatsoever, IAMGOLD will indemnify Cambior and its subsidiaries for any and all losses, costs and expenses (including legal fees and disbursements) incurred in respect of any proposed Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

INFORMATION REGARDING IAMGOLD

Overview

IAMGOLD is a leading mid-tier gold producer listed on the TSX (TSX:IMG), the NYSE (NYSE:IAG), the Australian Stock Exchange (ASX:IGD) and the Botswana Stock Exchange (BSE:IAMGOLD) with operations in Africa and South America. Its current assets include part ownership interest in five operating gold mines: 100% in Mupane Gold Mine located in Botswana, 38% in Sadiola Gold Mine, 40% in Yatela Gold Mine, both located in Mali, and 18.9% in both Tarkwa Gold Mine and Damang Gold Mine, both located in Ghana. IAMGOLD also has a steady revenue stream from its 1% royalty interest in the Diavik Diamond Mine in Northern Canada. IAMGOLD continues its exploration in Argentina, Brazil, Ecuador and Senegal with two development stage properties, Quimsacocha in Ecuador and Buckreef in Tanzania. Quimsacocha is 100% owned by IAMGOLD.

The information pertaining to IAMGOLD which follows in this section has been obtained from the IAMGOLD AIF as filed with SEDAR and as supplemented and amended by subsequent filings made with securities authorities in Canada that are available on SEDAR. Such information is qualified in its entirety by the information available on SEDAR to which reference is made and to which Shareholders are directed for full disclosure of material facts and information pertaining to IAMGOLD.

For the fiscal year ended December 31, 2005, IAMGOLD had revenues of approximately U.S.$129,774,000 and net earnings of approximately U.S.$20,494,000. For the six months ended June 30, 2006, IAMGOLD had revenues of approximately U.S.$116,436,000 and net earnings of approximately U.S.$49,689,000.

Based on the ounces of gold contained in the proven and probable mineral reserves as at December 31, 2005 on the properties in which IAMGOLD has an interest, and the ownership interests and rights in such properties held, IAMGOLD estimates its proven and probable mineral gold reserves to be approximately 4,678,000 ounces, including reserves from the Mupane Gold Mine which was acquired by IAMGOLD in March 2006. For further information with respect to the breakdown by property of IAMGOLD's proven and probable reserves, see page 10 of the IAMGOLD AIF.

The registered and principal office of IAMGOLD is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada, M5J 2W4. IAMGOLD's telephone number is 416-360-4710 and its website address is www.IAMGOLD.com. Information contained on IAMGOLD's website is not incorporated by reference in this Circular.

IAMGOLD's Principal Holdings

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as royalty interests on various operations that primarily produce gold and diamonds. As at the date hereof, IAMGOLD's principal holdings are the following:

(a)   an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located;

(b)  an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine (the "Yatela Gold Mine") is located;

(c)    an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located;

(d)   an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located;

(e)    an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine (the "Mupane Gold Mine") is located;

(f)   an indirect 100% interest in the Quimsacocha project, an exploration project in Ecuador;

(g)  an indirect 75% to 80% interest in the Buckreef project (the "Buckreef Project"), an exploration project in Tanzania;

(h)  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

(i)   various exploration properties in West Africa and South America.

Effective March 22, 2006, IAMGOLD completed a business combination transaction with Gallery Gold Limited. Prior to the completion of the transaction, the principal assets of Gallery Gold Limited consisted of a 100% interest in the Mupane Gold Mine and a 75% to 80% interest in the Buckreef Project. The total purchase consideration was approximately U.S.$202 million.

Authorized and Outstanding Share Capital

The authorized share capital of IAMGOLD consists of an unlimited number of IAMGOLD Shares, an unlimited number of first preference shares and an unlimited number of second preference shares. As of October 2, 2006, 175,878,684 IAMGOLD Shares and 3,495,342 options to acquire IAMGOLD Shares are issued and outstanding, and no first preference shares or second preference shares in the capital of IAMGOLD are issued and outstanding.

Each IAMGOLD Share entitles the holder to one vote at all meetings of IAMGOLD shareholders other than meetings at which only holders of another class or series of IAMGOLD Shares are entitled to vote. Each IAMGOLD Share entitles the holder thereof, subject to the prior rights of the holders of IAMGOLD first preference shares and IAMGOLD second preference shares, to receive any dividends declared by the directors of IAMGOLD and the remaining property of IAMGOLD upon dissolution.

The unaudited pro forma consolidated financial statements of IAMGOLD are attached as Appendix E to this Circular.

IAMGOLD Documents Incorporated by Reference

Further information with respect to IAMGOLD is incorporated into and forms part of this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of IAMGOLD at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada, M5J 2W4, telephone 416-360-4740 or by accessing IAMGOLD's disclosure documents, available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR at www.sec.gov. A copy of the permanent information record may be obtained from IAMGOLD's Investor Relations Department at the above-mentioned address.

Information incorporated by reference is an important part of this Circular. The following documents of IAMGOLD are specifically incorporated by reference into this Circular:

(a)    Material Change Report dated September 20, 2006 regarding the agreement between IAMGOLD and Cambior to enter into the transaction;

(b)    the IAMGOLD AIF;

(c)   IAMGOLD's audited comparative consolidated financial statements for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, together with the notes thereto and the auditors' report thereon;

(d)    management's discussion and analysis of the financial condition and results of operations of IAMGOLD for the fiscal year ended December 31, 2005 dated March 28, 2006;

(e)     IAMGOLD's comparative consolidated financial statements for the three months and the six months ended June 30, 2006 together with the notes and management's discussion and analysis thereto;

(f)     Business Acquisition Report dated June 14, 2006 relating to the acquisition of all the issued and outstanding shares of Gallery Gold Limited; and

(g)    the Management Information Circular of IAMGOLD dated April 19, 2006.

Any documents of IAMGOLD of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Circular.

CAMBIOR AND IAMGOLD AFTER THE ARRANGEMENT

General

Upon completion of the transaction, IAMGOLD will continue to be a corporation incorporated under the Canada Business Corporations Act named "IAMGOLD Corporation".

Directors and Officers

Upon completion of the Arrangement, Guy G. Dufresne and Jean-André Élie, currently members of the Board, will be appointed to the IAMGOLD Board. Mr. Joseph Conway, the Chief Executive Officer of IAMGOLD, will continue as Chief Executive Officer following completion of the Arrangement and Mr. Louis Gignac, Cambior's CEO, will continue in an advisory capacity for a period of at least one year following completion of the Arrangement. IAMGOLD has undertaken to use all commercially reasonable efforts to retain Cambior employees upon completion of the Arrangement.

Share Capital Matters

IAMGOLD expects that it will issue up to 133,366,575 IAMGOLD Shares in connection with the Arrangement (which number includes the maximum number of IAMGOLD Shares that could be issued in connection with the exercise of warrants and options to be issued by IAMGOLD in connection with the Arrangement), that there will be approximately 20,000,000 IAMGOLD Warrants outstanding replacing the 20,000,000 existing Cambior Warrants and an additional 2,589,538 Replacement Options exercisable at varying terms and prices to replace existing Cambior Options. The actual number of IAMGOLD Warrants and options to be issued in connection with the Arrangement can only be determined once holders of each have determined whether to exercise all or any of them before the completion of the Arrangement.

Post-Arrangement Shareholding

Immediately after completion of the Arrangement, IAMGOLD shareholders will own approximately 57% of the Combined Company and Shareholders will own approximately 43% of the Combined Company on a fully diluted basis.

Principal Holders of Securities

To the knowledge of IAMGOLD, as at October 2, 2006, there is no person or company who, following the completion of the Arrangement, will beneficially own, directly or indirectly, or will exercise control over IAMGOLD Shares carrying 10% of the voting rights attributable to IAMGOLD Shares.

Auditors

KPMG LLP, the current auditors of IAMGOLD, are expected to be the auditors of the Combined Company and its subsidiaries following the Effective Date.

Transfer Agents and Registrars

The registrar and transfer agent after the Effective Date for IAMGOLD Shares is expected to be Computershare Trust Company of Canada.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this Circular, in evaluating whether to approve the Arrangement. In particular, we direct your attention to the risk factors and cautionary statements incorporated by reference into this Circular from public filings made by IAMGOLD and Cambior. See "Cautionary Statement with Respect to Forward Looking Statements".

The Combined Company may not realize the operating and other synergies, cost savings and other benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of IAMGOLD and Cambior.

The success of the transaction will be dependent in large part on the success of the management of the Combined Company in integrating the operations, technologies and personnel of the Combined Company following the Arrangement. The failure of the Combined Company to successfully integrate the operations of IAMGOLD and Cambior, or otherwise to realize any of the anticipated benefits of the Arrangement, could impair the results of operations, profitability and financial results of the Combined Company. In particular, a failure to realize increased earnings, cost savings and enhanced growth opportunities described elsewhere in this Circular could have a material adverse effect on the Combined Company's results of operations.

Realization of the anticipated benefits of the Arrangement will depend in part on whether Cambior and IAMGOLD's operations, systems and personnel can be integrated in an efficient and effective manner. Moreover, the overall integration of the companies may result in unanticipated operations problems, expenses and liabilities and diversion of management's attention.

The value of IAMGOLD Shares may be adversely affected by any inability of the Combined Company to achieve the benefits expected to result from the completion of the Arrangement.

Achieving the benefits of the Arrangement will depend in part upon meeting the challenges inherent in the successful combination of business enterprises of the size and scope of IAMGOLD and Cambior and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that the Combined Company will meet these challenges and that such diversion will not negatively impact the operations of the Combined Company following the closing of the Arrangement.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop gold and other mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks. The failure to successfully develop any of these initiatives could have a material adverse effect on the Combined Company's financial position and results of operations.

The Combined Company may not meet key production and other cost estimates.

A decrease in the amount and a change in the timing of the production outlook for the Combined Company will directly impact the amount and timing of the Combined Company's cash flow from operations. The actual impact of such a decrease on the Combined Company's cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for the Combined Company's development projects, in the future. Any such financing requirements could adversely affect the Combined Company's credit ratings and its ability to access the capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in credit terms, product mix, demand for the Combined Company's products and production disruptions, could make historical trends in IAMGOLD's and Cambior's cash flows less meaningful for future cash flow predictions.

The level of production and capital and operating cost estimates relating to growth projects which are used in establishing estimates of gold reserves or for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Combined Company's projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Combined Company's business, results of operations, financial condition and liquidity could be materially adversely affected.

Commodity price volatility may reduce the Combined Company's cash flow and negatively affect its liquidity.

The Combined Company's financial performance will be heavily dependent on the market price of gold which is affected by many factors beyond the Combined Company's control. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the U.S. dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Combined Company's financial performance and results of operations. Any gold price decline would delay receipt by the Combined Company of profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines.

The Combined Company may face increased risk associated with labour relations.

The Combined Company may have difficulty maintaining positive relationships with its combined global workforce, and the historical representation of employees of IAMGOLD and Cambior by different labour unions in the same country or locale may increase the possibility of work interruptions or impede its ability to enter into new collective bargaining agreements on terms favourable to the Combined Company. Strikes and other labour disruptions at any of the Combined Company's operations or lengthy work interruptions at the Combined Company's existing and future development projects could materially adversely affect the timing and completion and the cost of any such project, as well as the Combined Company's business, results of operations, financial condition and liquidity.

Increase of Number of IAMGOLD Shares may increase volatility of IAMGOLD's Share price.

Although the issuance of IAMGOLD Shares under the Arrangement should increase liquidity in the market for such IAMGOLD Shares and offer benefits of a larger market capitalization, there may be greater volatility of market prices in the near term pending the creation of a permanent shareholder base. While gold producing companies with higher market capitalization enjoy higher valuations, there is no assurance any short term volatility will lead to such higher valuation ranges.

The Combined Company will be subject to a broad range of environmental laws and regulations and will be exposed to potentially significant environmental costs and liabilities.

Each of IAMGOLD and Cambior is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the Combined Company's operations. Environmental hazards may exist on the properties in which each of IAMGOLD and Cambior holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. Such future developments with respect to IAMGOLD and Cambior could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's financial position and results of operations.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

General

In the opinion of McCarthy Tétrault LLP, counsel to Cambior, the following is a summary of the principal Canadian federal income tax considerations on the Arrangement generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Cambior Shares and the IAMGOLD Shares acquired on the amalgamation of Cambior and IAMGOLD Subco pursuant to the Arrangement (the "Amalgamation") as capital property, deal at arm's length and are not affiliated with Cambior, IAMGOLD or IAMGOLD Subco. Cambior Shares and IAMGOLD Shares will generally be considered as capital property to a Shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, in an adventure in the nature of trade or as "mark-to-market property" for the purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Shareholders in all circumstances. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder and does not take into account the particular circumstances of any particular Shareholder. Shareholders should consult their own tax advisors with respect to consequences of the transactions under the Arrangement that are applicable to their own particular circumstances. In particular, this summary does not apply to a Shareholder (i) that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules) or a specified financial institution (as defined in the Tax Act), (ii) that is an insurer carrying on business in Canada and elsewhere that is not a Canadian resident for the purpose of the Tax Act, (iii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act), or (iv) who acquired Cambior Shares upon the exercise of a Cambior Option or upon the exercise of a Cambior Warrant. Holders of Cambior Options and Cambior Warrants are urged to consult their tax advisors concerning the tax consequences of the Arrangement in their particular circumstances.

Currency Conversion

All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.

Shareholders Resident in Canada

In addition to the comments set out under the heading "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General", this portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (a "Resident Shareholder").

Certain Resident Shareholders whose Cambior Shares and IAMGOLD Shares acquired on the Amalgamation might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Cambior Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Amalgamation

A Resident Shareholder who exchanges Cambior Shares for IAMGOLD Shares on the Amalgamation will be deemed to have disposed of such Cambior Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof immediately before the Effective Time and to have acquired IAMGOLD Shares at an aggregate cost equal to those proceeds of disposition. Consequently, no capital gain (or capital loss) will be realized by the Resident Shareholder on the exchange of Cambior Shares for IAMGOLD Shares on the Amalgamation.

Holding and Disposing of IAMGOLD Shares

— Dividend on IAMGOLD Shares

Dividends (including deemed dividends) received on IAMGOLD Shares by a Resident Shareholder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Draft legislation released by the Minister of Finance (Canada) on June 29, 2006 proposes to enhance the gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations such as IAMGOLD. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, where those dividends have been designated as eligible dividends by the dividend-paying corporation.

A Resident Shareholder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Cambior Shares to the extent such dividends are deductible in computing such corporation's taxable income.

— Disposition of IAMGOLD Shares

A disposition or deemed disposition of IAMGOLD Shares by a Resident Shareholder will generally give rise to a capital gain (or capital loss) equal to the amount by which proceeds of disposition exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Shareholder of the IAMGOLD Shares and any reasonable costs of making the disposition. For the purposes of determining the adjusted cost base of IAMGOLD Shares to a Resident Shareholder, the cost of such shares, determined as described above under the heading "Amalgamation", will be averaged with the Resident Shareholder's adjusted cost base of all other IAMGOLD Shares held by the Resident Shareholder as capital property at the time of disposition. See "Taxation of Capital Gain or Capital Loss" below for a general discussion of the treatment of capital gains and capital losses.

Taxation of Capital Gain or Capital Loss

Generally, a Resident Shareholder is required to include in computing income for a taxation year, one half of the amount of any capital gain (the "taxable capital gain"). A Resident Shareholder may deduct one half of the amount of any capital loss (the "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in such year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act. Any capital loss otherwise determined resulting from the disposition of IAMGOLD Shares may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to be received on IAMGOLD Shares or on Cambior Shares exchanged for such shares on the Amalgamation, to the extent and under the circumstances provided under the Tax Act.

Capital gains realized, or dividends received, by a Resident Shareholder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 % on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

Shareholders Resident in U.S.

In addition to the comments set out under the heading "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General", this portion of the summary is applicable only to a Shareholder who, for purposes of the Tax Act and the Canada-US Income Tax Convention ("Tax Treaty"), at all relevant times, (i) is a resident of the United States, (ii) is not, and is not deemed to be, a resident of Canada, (iii) does not, and is not deemed to, use or hold the Cambior Shares in, or in the course of, carrying on a business in Canada, and (iv) is not a foreign affiliate of a taxpayer resident in Canada for the purpose of the Tax Act ("U.S. Shareholder").

For a description of U.S. federal income tax considerations, see "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations".

Amalgamation

The consequences under the Tax Act of the Arrangement to a U.S. Shareholder will generally be as described under "Shareholders Resident in Canada — Amalgamation".

Holding and Disposing of IAMGOLD Shares

— Dividend on IAMGOLD Shares

Any dividend received or deemed to be received on IAMGOLD Shares will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, unless the rate is reduced under the provisions of the Tax Treaty. By virtue of the Tax Treaty, the withholding tax rate is a generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident of the United States for purposes of the Tax Treaty.

— Disposition of IAMGOLD Shares

A U.S. Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of IAMGOLD Shares, unless such shares constitute taxable Canadian property that is not treaty-protected property to the U.S. Shareholder at a particular time.

Generally, IAMGOLD Shares acquired on the Amalgamation will not be taxable Canadian property to a U.S. Shareholder at a particular time provided that the IAMGOLD Shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at that time, and the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm's length, or the U.S. Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Cambior at any time during the 60 month period that ends at that time. Where Cambior Shares are held as taxable Canadian property, IAMGOLD Shares received by a U.S. Shareholder on the Amalgamation will be deemed to be taxable Canadian property to such U.S. Shareholder. U.S. Shareholders who hold their Cambior Shares as taxable Canadian property should consult their own tax advisors.

Eligibility for Investment

At the Effective Time, the IAMGOLD Shares will be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) and registered education savings plans (RESPs), as defined in the Tax Act, provided that the IAMGOLD Shares are listed on a "prescribed stock exchange" (which includes the TSX and the NYSE) at such time.

Certain United States Federal Income Tax Considerations

Notice Pursuant To IRS Circular 230: Anything contained in this Circular concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

General

The following summary describes the U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the Cambior Shares who exchange their Cambior Shares for the IAMGOLD Shares under the Arrangement. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final U.S. Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to holders of the Cambior Shares that hold their Cambior Shares, and will hold any IAMGOLD Shares that they receive under the Arrangement, as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of the Cambior Shares in light of such holder's particular circumstances or to holders of the Cambior Shares subject to special treatment under the U.S. federal income tax laws, including:

  banks, insurance companies, trusts and financial institutions;

  tax-exempt organizations;

  mutual funds;

  persons that have a functional currency other than the U.S. dollar;

  traders in securities who elect to apply a mark-to-market method of accounting;

  dealers in securities or foreign currency;

  holders of the Cambior Shares who received their shares in compensatory transactions;

  holders of the Cambior Shares who hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

  holders of the Cambior Options or the Cambior Warrants; and

  holders who will hold 5% or more of the IAMGOLD Shares, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the exchange of the Cambior Shares for the IAMGOLD Shares under the Arrangement.

For purposes of the summary in this section ("Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations"), a U.S. Holder is:

  an individual who is a U.S. citizen or resident alien for U.S. federal income tax purposes;

  a corporation, or entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  an estate that is subject to U.S. federal income tax on its worldwide income; or

  a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership holds the Cambior Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold the Cambior Shares should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement.

Exchange of the Cambior Shares for the IAMGOLD Shares

For U.S. federal income tax purposes, Cambior and IAMGOLD have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Code. Assuming that the Arrangement qualifies as a reorganization, in general, a U.S. Holder will not recognize any gain or loss upon receipt of the IAMGOLD Shares in exchange for its Cambior Shares unless Cambior has been a passive foreign investment company ("PFIC") at any time during which the U.S. Holder has held the Cambior Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. Accordingly, there can be no assurance that the Arrangement will qualify as a reorganization under the provisions of Section 368(a) of the Code or that the IRS will not challenge the status of the Arrangement as a reorganization. The requirements that must be satisfied in order for the Arrangement to qualify as a reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.

Assuming that the Arrangement does not qualify as a reorganization, in general, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the IAMGOLD Shares received by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the Cambior Shares exchanged in the Arrangement.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. Holders if Cambior currently is or has been a PFIC at any time during which the U.S. Holder has held the Cambior Shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is "passive" income (the "income test"), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation.

Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities such as oil and natural gas, annuities and gains from assets that produce passive income. Passive income does not include, however, any income that is interest, a dividend or a rent or royalty received or accrued from a related person to the extent that the amount is properly allocable to income of the related person that is not passive income. For these purposes, a related person includes a subsidiary controlled by the non-U.S. corporation, where control means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of the stock of a corporation.

Cambior believes that it should be considered to be engaged in the active conduct of a business, and thus should not be a PFIC for the current or any prior years. The determination of whether Cambior was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Cambior regarding its PFIC status.

Treatment if Cambior is not a PFIC with respect to a U.S. Holder

If the Arrangement qualifies as a reorganization and Cambior has not been a PFIC at any time during the time during which a U.S. Holder has held the Cambior Shares, the U.S. Holder of the Cambior Shares should not be required to recognize gain on the exchange of its Cambior Shares for the IAMGOLD Shares. The aggregate adjusted tax basis of the IAMGOLD Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the Cambior

Shares surrendered for the IAMGOLD Shares. The holding period of the IAMGOLD Shares received should include the period during which the U.S. Holder held the Cambior Shares.

Treatment if Cambior is a PFIC with respect to a U.S. Holder

If Cambior has been a PFIC at any time during the time during which a U.S. Holder has held the Cambior Shares and such U.S. Holder has not made a "qualified electing fund" election for Cambior, the exchange of the Cambior Shares for the IAMGOLD Shares under the Arrangement should be a taxable transaction to the U.S. Holder (even if the Arrangement qualifies as a reorganization). In such case, a U.S. Holder should recognize gain upon exchanging its Cambior Shares for the IAMGOLD Shares. Such gain should be equal to the difference between the fair market value of the IAMGOLD Shares received and the U.S. Holder's adjusted tax basis in the Cambior Shares exchanged. Such gain should be recognized on a share-by-share basis and should be taxable as an "excess distribution" under the PFIC rules. An excess distribution should be allocated ratably to each day that the U.S. Holder held the Cambior Shares. Amounts allocated to the current taxable year and to years before Cambior became a PFIC should be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year Cambior first became a PFIC should be taxed at the highest rate in effect for that year on ordinary income. The tax for such years should be subject to an interest charge at the rate applicable to deficiencies for income tax.

Assuming the Arrangement qualifies as a reorganization, a U.S. Holder generally should not be permitted to recognize a loss on the exchange of the Cambior Shares for the IAMGOLD Shares. The U.S. Holder's basis in the IAMGOLD Shares received should be adjusted to reflect the gain realized. The U.S. Holder's holding period in the IAMGOLD Shares received should begin on the day after the Arrangement.

Treatment if Cambior is a PFIC with respect to a U.S. Holder and IAMGOLD is a PFIC

If, contrary to IAMGOLD's current belief (discussed below), IAMGOLD is determined to be a PFIC for 2006, and Cambior has also been a PFIC at any time during which a U.S. Holder has held the Cambior Shares, such a U.S. Holder of the Cambior Shares should not be required to recognize gain on the exchange of its Cambior Shares for the IAMGOLD Shares, assuming the Arrangement qualifies as a reorganization. The aggregate adjusted tax basis of the IAMGOLD Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the Cambior Shares surrendered for the IAMGOLD Shares. The holding period of the IAMGOLD Shares received should include the period during which the U.S. Holder held the Cambior Shares.

Recordkeeping Requirements

Assuming the Arrangement qualifies as a reorganization, each U.S. Holder of the Cambior Shares that receives the IAMGOLD Shares under the Arrangement and that is a "significant holder" will be required to file a statement with its U.S. federal income tax return providing its basis in the Cambior Shares surrendered and the fair market value of the IAMGOLD Shares received, and to retain permanent records of this information relating to the Arrangement. A U.S. Holder is a "significant holder" if the U.S. Holder owned at least five percent (by vote or value) of the total outstanding shares of Cambior.

Information Reporting; Backup Withholding Tax

The exchange of Cambior Shares for IAMGOLD Shares, pursuant to the Arrangement, may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty or perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Ownership of the IAMGOLD Shares

General

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of IAMGOLD Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the ownership and disposition of IAMGOLD Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the ownership and disposition of IAMGOLD Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the ownership and disposition of IAMGOLD Shares.

Distributions on IAMGOLD Shares

— General Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the IAMGOLD Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of IAMGOLD. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of IAMGOLD, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the IAMGOLD Shares and, (b) thereafter, as gain from the sale or exchange of such IAMGOLD Shares. (See "Disposition of IAMGOLD Shares" below).

— Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by IAMGOLD generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) IAMGOLD is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on IAMGOLD Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date."

IAMGOLD generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) IAMGOLD is incorporated in a possession of the U.S., (b) IAMGOLD is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the IAMGOLD Shares are readily tradable on an established securities market in the U.S. However, even if IAMGOLD satisfies one or more of such requirements, IAMGOLD will not be treated as a QFC if IAMGOLD is a PFIC for the taxable year during which IAMGOLD pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a PFIC for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, IAMGOLD does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a PFIC for the current taxable year. See "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below. However, there can be no assurance that the IRS will not challenge the determination made by IAMGOLD concerning its PFIC status or that IAMGOLD will not be a PFIC for the current taxable year or any subsequent taxable year. Accordingly, although IAMGOLD expects that it may be a QFC for the current taxable year, there can be no assurances that the IRS will not challenge the determination made by IAMGOLD concerning its QFC status, that IAMGOLD will be a QFC in subsequent taxable years, or that IAMGOLD will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If IAMGOLD is not a QFC, a dividend paid by IAMGOLD to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

— Distributions Paid in Foreign Currency

The amount of a distribution received on the IAMGOLD Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

— Dividends Received Deduction

Dividends received on the IAMGOLD Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of IAMGOLD Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of IAMGOLD Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the IAMGOLD Shares sold or otherwise disposed of. Subject to the "passive foreign investment company" rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the IAMGOLD Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the IAMGOLD Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of IAMGOLD Shares generally will be treated as "U.S. source" for purposes of applying the foreign tax credit rules. Dividends received on the IAMGOLD Shares generally will be treated as "foreign source" and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive category income" and "general category income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, IAMGOLD Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If IAMGOLD is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of IAMGOLD Shares.

Controlled Foreign Corporation

IAMGOLD generally will be a "controlled foreign corporation" under Section 957(a) of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of IAMGOLD is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of IAMGOLD (a "10% Shareholder").

If IAMGOLD is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of IAMGOLD and (b) such 10% Shareholder's pro rata share of the earnings of IAMGOLD invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of IAMGOLD Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of IAMGOLD that are attributable to such IAMGOLD Shares. If IAMGOLD is both a CFC and a PFIC, IAMGOLD generally will be treated as a CFC (and not as a PFIC) with respect to any 10% Shareholder.

IAMGOLD does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that IAMGOLD will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

As described above, IAMGOLD generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of IAMGOLD for such taxable year is passive income or (b) on average, 50% or more of the assets held by IAMGOLD either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if IAMGOLD is not publicly traded and either is a CFC or makes an election).

IAMGOLD does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a PFIC for the current taxable year. The determination of whether IAMGOLD was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether IAMGOLD will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of IAMGOLD over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by IAMGOLD concerning its PFIC status or that IAMGOLD was not, or will not be, a PFIC for any taxable year.

If IAMGOLD is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of IAMGOLD Shares will depend on whether such U.S. Holder makes an election to treat IAMGOLD as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of IAMGOLD Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) received on the IAMGOLD Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the IAMGOLD Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the IAMGOLD Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, for each taxable year in which IAMGOLD is a PFIC, a U.S. Holder that makes a QEF Election generally will be required to include in income for U.S. federal income tax purposes such U.S. Holder's pro rata share of (a) the "net capital gain" of IAMGOLD, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of IAMGOLD, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which IAMGOLD is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by IAMGOLD.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the IAMGOLD Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which IAMGOLD is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the IAMGOLD Shares as of the close of such taxable year over (b) such U.S. Holder's adjusted tax basis in such IAMGOLD Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the IAMGOLD Shares over (b) the fair market value of such IAMGOLD Shares as of the close of such taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of IAMGOLD Shares.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be "timely" if it is made for the first year in a U.S. Holder's holding period for the IAMGOLD Shares in which IAMGOLD is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder's U.S. federal income tax return for such first year. However, if IAMGOLD was a PFIC in a prior year in a U.S. Holder's holding period for the IAMGOLD Shares, then in order to be treated as making a "timely" QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the IAMGOLD Shares were sold on the qualification date for an amount equal to the fair market value of the IAMGOLD Shares on the qualification date. The "qualification date" is the first day of the first taxable year in which IAMGOLD was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, IAMGOLD ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which IAMGOLD is not a PFIC. Accordingly, if IAMGOLD becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which IAMGOLD qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the IAMGOLD

Shares. Accordingly, if such U.S. Holder reacquires an interest in IAMGOLD, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which IAMGOLD is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of IAMGOLD Shares.

However, for each taxable year in which IAMGOLD is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of IAMGOLD, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of IAMGOLD, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which IAMGOLD is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by IAMGOLD. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from IAMGOLD to the extent that such distribution represents "earnings and profits" of IAMGOLD that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the IAMGOLD Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

U.S. Holders should be aware that there can be no assurance that IAMGOLD will satisfy record keeping requirements that apply to a QEF, or that IAMGOLD will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that IAMGOLD is a PFIC and a U.S. Holder wishes to make a QEF Election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the IAMGOLD Shares are marketable stock. The IAMGOLD Shares generally will be "marketable stock" if the IAMGOLD Shares are regularly traded on a qualified exchange or other market. For this purpose, a "qualified exchange or other market" includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the IAMGOLD Shares are traded on such a qualified exchange or other market, the IAMGOLD Shares generally will be "regularly traded" for any calendar year during which the IAMGOLD Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the IAMGOLD Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the IAMGOLD Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the IAMGOLD Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which IAMGOLD is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the IAMGOLD Shares as of the close of such taxable year over (b) such U.S. Holder's adjusted tax basis in such IAMGOLD Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the IAMGOLD Shares over (ii) the fair market value of such IAMGOLD Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder's tax basis in the IAMGOLD Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of IAMGOLD Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of IAMGOLD Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which IAMGOLD Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if IAMGOLD is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses IAMGOLD Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such IAMGOLD Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of IAMGOLD Shares.

OWNERSHIP OF SECURITIES BY DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of Cambior, after reasonable inquiry, the directors and executive officers of Cambior own the following securities and DSUs of Cambior:

	Cambior Shares		Options		DSUs
		% of
		Outstanding		% of		% of
		Cambior		Outstanding		Outstanding
	Total	Shares	Total	Options	Total	DSUs
Directors

Alexander G. Balogh	31,412	0.011	30,000	0.521	6.250	13.158
Guy G. Dufresne	30,000	0.011	60,000	1.042	6.250	13.158
Jean-André Élie	15,000	0.005	0	0.000	6.250	13.158
Graham Farquharson	52,954	0.019	60,000	1.042	6.250	13.158
Michel H. Gaucher	41,412	0.015	30,000	0.521	6.250	13.158
Louis Gignac	431,546	0.156	1,105,000	19.198	—	—
John W.W. Hick	25,000	0.009	0	0.000	3.750	7.894
Hubert T. Lacroix	45,000	0.016	0	0.000	6.250	13.158
Robert Normand	43,317	0.016	45,000	0.782	6.250	13.158

Executive Officers

Bryan A. Coates	103,155	0.037	275,000	4.778	—	—
Réjean Gourde	95,408	0.034	403,000	7.002	—	—
Robert Ménard	64,534	0.023	281,000	4.882	—	—
Jacques Perron	7,395	0.003	140,000	2.432	—	—

EXECUTIVE COMPENSATION

Information regarding executive compensation is contained in Cambior's information circular dated March 22, 2006 in connection with the most recent annual general meeting of Shareholders held on May 3, 2006. Such information circular is incorporated by reference in this Circular and is available on SEDAR at www.sedar.com.

TRADING INFORMATION FOR COMMON SHARES

Cambior

The Cambior Shares are traded on the TSX and AMEX. The following table sets forth, for the calendar periods indicated, the volume of trading and the high and low closing sales prices (intraday high and low share prices shown for October 2, 2006) for the Cambior Shares as reported on the TSX, expressed in Canadian dollars, and as reported on AMEX, expressed in U.S. dollars.

	Cambior Shares
		TSX			AMEX
Period:	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(shares)	(U.S.$)	(U.S.$)	(shares)

2006
First Quarter	3.93	3.20	118,989,097	3.36	2.76	36,015,600
Second Quarter	4.71	2.75	186,205,338	4.17	2.43	46,177,000
Third Quarter	4.20	2.94	166,594,084	3.76	2.59	37,759,900
October (up to October 2)	3.99	3.92	4,179,120	3.57	3.51	186,300

2005
First Quarter	3.28	2.60	64,000,077	2.70	2.14	32,049,700
Second Quarter	2.67	2.01	73,184,621	2.18	1.58	24,248,600
Third Quarter	2.97	2.25	99,406,213	2.44	1.88	26,350,000
Fourth Quarter	3.29	2.06	79,758,480	2.81	1.75	37,795,400

2004
First Quarter	4.26	3.33	115,693,726	3.31	2.47	55,862,300
Second Quarter	4.24	2.96	75,927,627	3.23	2.12	47,531,900
Third Quarter	4.13	3.45	84,785,173	3.17	2.57	45,252,500
Fourth Quarter	3.92	3.13	113,669,519	3.22	2.54	62,049,200

On September 13, 2006, the last full trading day prior to the public announcement of the Arrangement, the closing price per Cambior Share as reported on the TSX was $3.67 and as reported on AMEX was U.S.$3.26. On October 2, 2006, the closing price per Cambior Share as reported on the TSX was $3.96 and as reported on AMEX was U.S.$3.56.

IAMGOLD

The IAMGOLD Shares are traded, inter alia, on the TSX and, since December 20, 2005, on the NYSE (prior to which date the IAMGOLD Shares traded on AMEX). The following table sets forth, for the calendar periods indicated, the volume of trading and the high and low closing sales prices (intraday high and low share prices shown for October 2, 2006) for the IAMGOLD Shares as reported on the TSX, expressed in Canadian dollars, and as reported on the NYSE and AMEX, as the case may be, expressed in U.S. dollars.

	IAMGOLD Shares
		TSX			NYSE/AMEX
Period:	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(shares)	(U.S.$)	(U.S.$)	(shares)

2006
First Quarter	10.93	9.16	56,777,932	9.57	7.98	24,486,200
Second Quarter	11.18	8.92	59,875,537	10.00	8.01	34,255,100
Third Quarter	12.75	9.32	71,954,288	11.52	8.35	32,344.000
October (up to October 2)	9.62	9.47	2,445,560	8.62	8.48	2,445,560

	IAMGOLD Shares
		TSX			NYSE/AMEX
Period:	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(shares)	(U.S.$)	(U.S.$)	(shares)

2005
First Quarter	9.25	7.30	48,062,788	7.56	6.04	8,596,500
Second Quarter	8.57	6.80	32,218,464	6.90	5.41	11,318,600
Third Quarter	9.04	7.87	27,945,736	7.71	6.39	10,097,000
Fourth Quarter	9.16	7.61	36,527,460	7.87	6.45	6,831,200

2004
First Quarter	9.84	8.25	46,034,508	7.68	6.38	25,893,800
Second Quarter	8.38	6.18	213,241,229	6.42	4.50	54,145,800
Third Quarter	10.12	6.99	93,397,855	8.03	5.31	23,661,700
Fourth Quarter	10.60	7.94	72,219,095	8.47	6.51	20,229,400

On September 13, 2006, the last full trading day prior to the public announcement of the Arrangement, the closing price per IAMGOLD Share as reported on the TSX was $11.49 and as reported on the NYSE was U.S.$9.90. On October 2, 2006, the closing price per IAMGOLD Share as reported on the TSX was $9.53 and as reported on the NYSE was U.S.$8.56.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement and the transactions contemplated by the Acquisition Agreement will be passed upon by McCarthy Tétrault LLP and, as U.S. legal counsel, Holland & Knight LLP on behalf of Cambior.

ADDITIONAL INFORMATION

Additional information relating to Cambior, including Cambior's most current Annual Information Form (together with documents incorporated therein by reference), the consolidated comparative audited financial statements of Cambior for the financial year ended December 31, 2005, together with the report of the auditors thereon, management's discussion and analysis of Cambior's financial condition and results of operations for fiscal 2005 which provide financial information concerning Cambior can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of such documents, as well as any additional copies of the Circular, may be obtained on request without charge by contacting Cambior's Investment Relations Department by email at info@cambior.com, by fax at 450-677-3382 or by telephone, toll free, at 1-866-554-0554.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact the Proxy Solicitation Agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free Number: 1-866-904-6166

APPROVAL OF DIRECTORS

The contents of this Information Circular and of the accompanying form of proxy, and the sending thereof, have been approved by the Board.

Montreal, Québec, October 3, 2006.

By Order of the Board of Directors,

Lucie Desjardins
Corporate Secretary

AUDITORS' CONSENT

We have read the Management Information Circular of Cambior Inc. dated October 3, 2006 relating to the Arrangement involving Cambior Inc. and IAMGOLD Corporation ("IAMGOLD"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of IAMGOLD on the balance sheets of IAMGOLD as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated March 9, 2006 except as to note 17 which is as of March 22, 2006.

Toronto, Canada	(Signed) KPMG LLP
October 3, 2006	Chartered Accountants

APPENDIX A - ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION of the shareholders of Cambior Inc. (the "Company")

ARRANGEMENT BY-LAW NO. 2006-A

BE IT RESOLVED THAT:

1. The Arrangement By-Law No. 2006-A relating to the arrangement (the "Arrangement") under Sections 49 and 123.107 of the Companies Act (Québec) of the Company, a copy of which is attached as Appendix B to the management information circular of the Company accompanying the notice of this special general meeting of shareholders (as the Arrangement may be or may have been modified or amended), be and is hereby confirmed, ratified and approved.

2. Notwithstanding the fact that this Special Resolution has been duly adopted by the holders of common shares of the Company and that the Arrangement has received the approval of the Québec Superior Court, the board of directors of the Company may, without any other notice to the holders of common shares of the Company and without their approval, amend or cancel the Arrangement, the Amended and Restated Acquisition Agreement made as of September 29, 2006 between the Company and IAMGOLD Corporation and Arrangement By-Law No. 2006-A relating to the Arrangement or revoke Arrangement By-Law No. 2006-A at any time before the issuance of the Certificate of Amendment giving effect to the Arrangement.

3. Any officer or director of the Company is hereby authorized, for and on behalf of the Company, to sign and execute the Articles of Amendment and any other document and take any other action that in such person's opinion may be necessary or desirable to give effect to this Special Resolution, such determination to be conclusively evidenced by the signing, execution and delivery of such document and by the taking of such action.

4. All actions taken by or on behalf of the Company in connection with the Arrangement are hereby approved, ratified and confirmed in all respects.

A-1

APPENDIX B - ARRANGEMENT BY-LAW

ARRANGEMENT BY-LAW NO. 2006-A

ARRANGEMENT
UNDER SECTIONS 49 AND 123.107
OF THE COMPANIES ACT (QUÉBEC)

Article 1
INTERPRETATION

1.1         Definitions

In this Arrangement By-Law, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Acquisition Agreement" means the amended and restated acquisition agreement made as of September 29, 2006 among Purchaser and Target, as may be amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Amalco" means the company created by the amalgamation of Target and Subco and existing under the QCA, pursuant to the Arrangement;

"Amalco Shares" means the common shares in the share capital of Amalco having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement;

"Arrangement" means the arrangement made under Sections 49 and 123.107 of the QCA on the terms and subject to the conditions set out in this By-Law, subject to any amendments or variations thereto made in accordance with Article 8 of the Acquisition Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

"Articles of Arrangement" means the articles of Target confirming the Arrangement that are required by the QCA to be filed with the Enterprise Registrar after the Final Order is made, subject to the terms of the Acquisition Agreement;

"Business Day" means any day, other than a Saturday, a Sunday and a statutory holiday in Montreal, Québec or Toronto, Ontario;

"Certificate" means the certificate attesting to the amendment to the Articles of Target giving effect to the Arrangement, prepared and issued by the Enterprise Registrar pursuant to Section 123.109 of the QCA after the Articles of Arrangement have been filed;

"Circular" means the notice of the Target Meeting and accompanying Target management information circular, including all appendices thereto, to be sent to holders of Target Shares in connection with the Target Meeting;

"Court" means the Superior Court of Québec;

"Depositary" means such person as Purchaser may determine prior to the mailing of the Circular by notice in writing to Target, with whom Target Shares may be deposited by the holders thereof and Purchaser Shares shall be deposited by the Purchaser;

"Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior to the Outside Date;

"Effective Time" means 12:01 a.m. (Eastern time) on the Effective Date;

"Enterprise Registrar" means the enterprise registrar appointed under the QCA;

"Exchange Ratio" means 0.42, subject to adjustments, if any, as provided in Section 3.2;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"holders" means, (a) when used with reference to the Target Shares, the holders of Target Shares shown from time to time in the register maintained by or on behalf of Target in respect of the Target Shares, (b) when used with reference to the Target Options, the holders of Target Options shown from time to time in the registers maintained by or on behalf of Target in respect of the Target Options, and (c) when used with reference to the Target Warrants, the holders of Target Warrants shown from time to time in the register maintained by or on behalf of Target in respect of the Target Warrants;

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.5 of the Acquisition Agreement;

"Letter of Transmittal" means the letter of transmittal to be delivered by Target to the holders of Target Shares providing for the delivery of the Target Shares to the Depositary;

"Liens" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, rights of first offer or refusal, encumbrances and adverse rights or claims;

"Outside Date" means February 28, 2007, subject to the right of either Party (as defined in the Acquisition Agreement) to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals (as defined in the Acquisition Agreement) have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity (as defined in the Acquisition Agreement), by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

"Person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Purchaser" means IAMGOLD Corporation, a corporation existing under the federal laws of Canada and any successor corporation thereto;

"Purchaser Shares" means the common shares in the share capital of Purchaser;

"Purchaser Warrant" means a warrant to purchase Purchaser Shares to be issued on the Effective Date to the holder of a Target Warrant, under a warrant indenture between Purchaser and Computershare Trust Company of Canada to be dated as of the Effective Date, with each such warrant entitling the holder thereof upon payment of an exercise price of $3.75 to purchase 0.42 of a Purchaser Share, provided that such warrants may only be exercised for whole Purchaser Shares. The term to expiry, conditions to and manner of exercising, and all other terms and conditions of such Purchaser Warrant will be substantially the same as those set forth in the Target Warrant Indenture;

"QCA" means the Companies Act (Québec), R.S.Q., c. C-38, as amended;

"Replacement Option" shall have the meaning ascribed thereto in Section (b)(v);

"Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of November 4, 2005 between Target and CIBC Mellon Trust Company, as amended from time to time;

"Subco" means IAMGOLD-QUEBEC Co., a corporation existing under the QCA that is a wholly-owned subsidiary of Purchaser;

"Target" means Cambior Inc., a company existing under the laws of the Province of Québec;

"Target Meeting" means the special meeting of holders of Target Shares, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

"Target Option" means an option to purchase Target Shares granted by Target under the Target Stock Option Plan or otherwise;

"Target Shares" means the common shares in the capital of Target;

"Target Stock Option Plan" means the Stock Option Plan for Key Employees of Cambior Inc. and its subsidiaries;

"Target Warrant Indenture" means the Warrant Indenture dated as of August 5, 2003 between Target and CIBC Mellon Trust Company, as amended at any time prior to September 13, 2006;

"Target Warrant" means a Series C Common Share Purchase Warrant issued pursuant to the Target Warrant Indenture;

"Unexercised Option" shall have the meaning ascribed thereto in Section (b)(v).

1.2         Sections and Headings

The division of this Arrangement By-Law into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Arrangement By-Law. Unless otherwise indicated, any reference in this Arrangement By-Law to a section or an exhibit refers to the specified section of or exhibit to this Arrangement ByLaw.

1.3         Number, Gender and Persons

In this Arrangement By-Law, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4         Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5         Time

Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
BINDING EFFECT

2.1         Binding Effect

This Arrangement By-Law will become effective at, and the steps contemplated thereby will be binding at and after, the Effective Time on (i) Target, (ii) Purchaser, (iii) Subco, (iv) Amalco (v) all holders and all beneficial owners of Target Shares, (vi) all holders of Target Options, and (vii) all holders and all beneficial owners of Target Warrants.

Article 3
ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)    Target and Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalco, under the QCA on the following terms and conditions:

(i)     the name of Amalco shall be Cambior Inc. in the English and French language forms;

(ii)    the head office of Amalco shall be situated in the Province of Québec and the address of its head office shall be 1111 St-Charles Street West, Suite 750 Longueuil, Québec, J4K 5G4;

(iii)   Amalco shall be authorized to issue an unlimited number of Amalco Shares, without par value and without any share capital limit, having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement;

(iv)   there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares;

(v)    the board of directors of Amalco will consist of not less than one and not more than ten directors, the exact number of which shall be determined by the directors from time to time;

(vi)   the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names, addresses and occupation appear below:

Name	Address	Occupation
Joseph F. Conway	1111, rue Saint-Charles Ouest	President and Chief
	Tour Est, bureau 750	Executive Officer
	Longueuil, QC J4K 5G4	of Purchaser
Larry Phillips	1111, rue Saint-Charles Ouest	Vice President,
	Tour Est, bureau 750	Corporate Affairs
	Longueuil, QC J4K 5G4	and Corporate
Secretary of
Purchaser

(vii)  the by-laws of Amalco shall be the by-laws of Target in effect prior to the Effective Time;

(viii) all of the rights and properties of Target and Subco immediately before the Effective Date become the rights and properties of Amalco by virtue of the Arrangement;

(ix)    all of the liabilities of Target and Subco immediately before the Effective Date become the liabilities of Amalco by virtue of the Arrangement; and

(x)     the Articles of Arrangement shall be the articles of amalgamation of Subco and Target referred to in section 123.117 of the QCA and the Certificate shall be the certificate of amalgamation referred to in section 123.119 of the QCA;

(b)   on the amalgamation referred to in (a) above:

(i)     each of the Target Shares outstanding immediately prior to the Effective Time (other than those held by Purchaser, if any) shall be cancelled and each holder thereof (other than Purchaser) shall receive such number of duly authorized, fully-paid and non-assessable Purchaser Shares equal to the product of the number of such Target Shares held by such holder multiplied by the Exchange Ratio;

(ii)    each Target Share outstanding immediately prior to the Effective Time held by the Purchaser, if any, shall be converted into one Amalco Share;

(iii)   each of the common shares of Subco outstanding immediately prior to the Effective Time shall be converted into one Amalco Share;

(iv)   all of the Target Warrants outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued by Purchaser one Purchaser Warrant for each Target Warrant cancelled. Warrant certificates previously evidencing Target Warrants shall thereafter evidence and be deemed to evidence Purchaser Warrants issued in replacement thereof;

(v)  each outstanding Target Option that is not exercised prior to the Effective Time ("Unexercised Option") shall be cancelled and, in consideration for such cancellation, such holder shall receive from Purchaser a fully vested option (a "Replacement Option") to purchase Purchaser Shares entitling the holder thereof, upon delivery to the executive offices of the Purchaser of a duly completed exercise notice addressed to the Corporate Secretary of the Purchaser, to purchase a number of Purchaser Shares equal to the product of the number of Target Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Target Share of such Unexercised Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in no circumstance shall the exercise price per Purchaser Share be less than $.01 and if the calculation results in an exercise price of less than $.01, the exercise price shall be deemed to be $.01 per Purchaser Share. If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a Purchaser Share, then the number of Purchaser Shares subject to such Replacement Option shall be rounded down to the next whole number of Purchaser Shares, or (B) having an exercise price per Purchaser Share that is a fraction of a cent, then the exercise price per Purchaser Share under such Replacement Option shall be rounded up to the next whole cent. In addition, if required, the exercise price of each Replacement Option will be increased such that the excess, if any, of the aggregate fair market value of the Purchaser Shares subject to such Replacement Option immediately after the Effective Time over the aggregate exercise price under the Replacement Option equals the excess, if any, of the aggregate fair market value of the Target Shares subject to the Target Stock Option Plan immediately before the Effective Time over the aggregate exercise price under such Target Stock Option Plan. Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the Target Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option. Any document or agreement previously evidencing such Unexercised Option shall thereafter evidence and be deemed to evidence such Replacement Options;

(c)    the Target Stock Option Plan shall be cancelled;

(d)    in consideration for Purchaser issuing Purchaser Shares to holders of Target Shares pursuant to Section (b)(i), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares issued to the holders of Target Shares;

(e)    in consideration for the Purchaser issuing Purchaser Warrants to holders of Target Warrants pursuant to Section (b)(iv), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Target Warrants;

(f)     in consideration for the Purchaser issuing Replacement Options to holders of Unexercised Options pursuant to Section 3.1(b)(v), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Unexercised Options; and

(g)    the Shareholder Rights Plan shall be cancelled.

3.2 Adjustments to Exchange Ratio

In the event that Target changes the number of Target Shares or securities convertible or exchangeable into or exercisable for Target Shares, or Purchaser changes the number of Purchaser Shares or securities convertible or exchangeable into or exercisable for Purchaser Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio will be adjusted appropriately to provide the holders of Target Shares, Target Options and Target Warrants the same economic effect as contemplated by the Acquisition Agreement and this Arrangement By-Law prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange offer or similar transaction.

Article 4
CERTIFICATES AND FRACTIONAL SHARES

4.1 Issuance of Certificates Representing Purchaser Shares

At or as promptly as practicable after the Effective Time, Purchaser shall deposit with the Depositary, for the benefit of the holders of Target Shares who will receive Purchaser Shares in connection with the Arrangement, certificates representing the Purchaser Shares issuable under the Arrangement. Upon surrender to the Depositary for transfer to Purchaser of a certificate which immediately prior to or upon the Effective Time represented Target Shares in respect of which the holder is entitled to receive Purchaser Shares under the Arrangement, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Target Shares formerly represented by such certificate under the QCA and the by-laws of Target, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, a certificate representing that number of Purchaser Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 0) and any certificate so surrendered shall forthwith be transferred to Purchaser. In the event of a transfer of ownership of Target Shares that was not registered in the securities register of Target, a certificate representing the proper number of Purchaser Shares may be issued to the transferee if the certificate representing such Target Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more Target Shares, under the Arrangement, that were exchanged or were deemed to be exchanged for Purchaser Shares pursuant to Section (b)(i), shall be deemed at all times at and after the Effective Time to represent only the right to receive upon such surrender (i) a certificate representing that number of Purchaser Shares which such holder has the right to receive as contemplated by this Section 4.1 and (ii) any dividends or distributions with a record date after the Effective Time theretofor paid or payable with respect to the Purchaser Shares as contemplated by Section 0.

4.2  Distribution with Respect to Unsurrendered Certificates

No distribution paid, declared or made with respect to Purchaser Shares with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Target Shares that were exchanged for Purchaser Shares pursuant to Section (b)(i) unless and until the holder of such certificate shall comply with the provisions of Section 4.1. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.1, there shall be paid to the holder of the certificates formerly representing Target Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to the Purchaser Shares, to which such holder is entitled pursuant hereto and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to Purchaser Shares.

4.3 No Fractional Shares

No fractional Purchaser Shares will be issued under the Arrangement, and any resulting fractional Purchaser Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Purchaser Shares shall be rounded down to the closest whole number.

4.4 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that were exchanged pursuant to Section (b)(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Purchaser Shares pursuant to Section 4.1 and such holder's Letter of Transmittal, in each case deliverable in accordance with Section (b)(i). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Target Shares that was exchanged pursuant to Section (b)(i) that has not been deposited with all other instruments required by Section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to Purchaser Shares. On such date, Purchaser Shares (and any dividends, distributions, cash and interest in respect thereof) received by the former holder of the certificate referred to in the preceding sentence shall be deemed to have been cancelled for no consideration. None of Purchaser, Target, Amalco or the Depositary shall be liable to any Person in respect of any Purchaser Share (any dividends, distributions, cash or interest with respect thereto) delivered to a public official pursuant to and in compliance with any applicable abandoned property or similar law.

4.6 Certificates Representing Purchaser Warrants

After the Effective Time, each certificate formerly representing Target Warrants will be deemed to represent Purchaser Warrants on the basis provided for in Section (b)(iv), provided that upon any transfer of such certificate formerly representing Target Warrants after the Effective Time, Purchaser shall issue a new certificate representing the Purchaser Warrants and such certificate formerly representing Target Warrants shall be deemed to be cancelled.

4.7 Withholding Rights

Target, Purchaser, Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Target Shares, Target Options or Target Warrants under this Arrangement ByLaw, such amounts as Target, Purchaser, Amalco or the Depositary is entitled or required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Target Shares, Target Options or Target Warrants, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Target, Purchaser, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Target Shares, Target Option or Target Warrants as is necessary to provide sufficient funds to Target, Purchaser, Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Target, Purchaser, Amalco or the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Article 5
AMENDMENTS

5.1 Amendments to this Arrangement By-Law

(a)   Target reserves the right to amend, modify and/or supplement this Arrangement By-Law at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Target Meeting, approved by the Court and (iv) communicated to holders of Target Shares if and as required by the Court.

(b)   Any amendment, modification or supplement to this Arrangement By-Law may be proposed by Target at any time prior to the Target Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Arrangement By-Law for all purposes.

(c)   Any amendment, modification or supplement to this Arrangement By-Law that is approved by the Court following the Target Meeting shall be effective only if (i) it is consented to by each of Target and the Purchaser and (ii) if required by the Court, it is consented to by holders of the Target Shares voting in the manner directed by the Court.

(d)  Any amendment, modification or supplement to this Arrangement By-Law may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Arrangement By-Law and is not adverse to the financial or economic interests of any holder of Target Shares.

Article 6
GENERAL

6.1 Coming into force

This Arrangement By-Law will come into force and effect on the time and date shown in the Articles of  Arrangement to be issued by the Enterprise Registrar pursuant to section 123.109 of the QCA giving effect to the this Arrangement By-Law.

6.2 General

Any director or officer of Target is hereby authorized to execute and file articles of amendment and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give efect to this Arrangement By-Law.

6.3 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Arrangement By-Law without any further act of formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transcations or events set out herein.

APPENDIX A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF
COMMON SHARES OF CAMBIOR INC.

The rights, privileges, restrictions and conditions attaching to the common shares of Cambior Inc. (the "Company") shall be as follows:

1. Dividends
The holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of the assets of the Company properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2. Voting Rights
The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall be entitled to one vote in respect of each common share held at such meetings.

3. Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the property or assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Company.

APPENDIX C - COURT DOCUMENTS

C-1

SUPERIOR COURT
(Commercial Division)

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

N° 500
11-028974-067

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY CAMBIOR INC. UNDER SECTIONS 49 AND 123.107 OF THE *COMPANIES ACT* (QUÉBEC), R.S.Q., c. C-38, AS AMENDED (the "**Act**"):

Petitioner

MOTION FOR INTERIM AND FINAL ORDERS
WITH RESPECT TO AN ARRANGEMENT
(SECTIONS 49 AND 123.107 OF THE *ACT*)

TO ONE OF THE JUDGES OF THE SUPERIOR COURT OF THE PROVINCE OF QUÉBEC SITTING IN COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, THE PETITIONER RESPECTFULLY SUBMITS AS FOLLOWS:

A. *OVERVIEW OF THE MOTION*

1. Cambior Inc. ("**Cambior**") hereby applies to the Court to approve the proposed arrangement pursuant to Sections 49 and 123.107 of the *Act* (the "**Arrangement**") as a result of which, in particular, the holders (the "**Shareholders**") of the common shares of Cambior (the "**Cambior Shares**") will receive 0.42 common shares ("**IAMGOLD Shares**") of IAMGOLD Corporation ("**IAMGOLD**") in exchange for each Cambior Share;

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13. As more fully explained below, upon completion of the Arrangement, IAMGOLD will have acquired all of the outstanding Cambior Shares;

IAMGOLD-QUÉBEC CO. *("IAMGOLD Subco")*

14. IAMGOLD Subco will be incorporated solely for the purpose of the Arrangement;

15. Immediately upon incorporation, IAMGOLD Subco will be a wholly-owned subsidiary of IAMGOLD;

16. IAMGOLD Subco will not carry on any activities between its incorporation and the completion of all transactions contemplated under the Arrangement;

C. *THE ARRANGEMENT (APPENDIX B TO THE CIRCULAR, EXHIBIT R-1 EN LIASSE)*

17. The Arrangement is being implemented in the context of the acquisition of Cambior by IAMGOLD pursuant to the Acquisition Agreement, copy of which is filed herewith as **Exhibit R-2**;

18. As more fully explained below, the Arrangement qualifies as an *arrangement or compromise* within the meaning of Sections 49 and 123.107 of the *Act*;

19. As more fully described in Section 3.1 of the Arrangement By-Law (Appendix B to the Circular, Exhibit R-1 *en liasse*), the following shall occur and shall be deemed to occur in the following order without any further act or formality:

    (a) Cambior and IAMGOLD Subco shall be amalgamated and shall continue in existence as one and the same company under the *Act*, being Amalgamated Cambior. To that effect, the Articles of Arrangement shall be the articles of amalgamation of IAMGOLD Subco and Cambior referred to in Section 123.117 of the *Act* and the certificate to be issued by the *Registraire des entreprises* pursuant

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(vi) the Shareholder Rights Plan shall be cancelled;

D. *EFFECT OF THE ARRANGEMENT*

20. Upon completion of the Arrangement, through the transactions described above, Cambior will ultimately become a wholly-owned subsidiary of IAMGOLD;

21. After the Arrangement, Cambior's activities will continue;

22. Upon completion of the Arrangement, each Shareholder will receive 0.42 of an IAMGOLD Share for each Cambior Share. Based on the closing price of the IAMGOLD Shares on the TSX on September 13, 2006, this represents a premium of 31% to the closing price of Cambior Shares on the TSX on the same date and a premium of 33% based on the 20-day volume weighted average trading prices of IAMGOLD Shares and Cambior Shares on the TSX;

23. After the Arrangement, the former holders of Cambior Shares will hold IAMGOLD Shares representing approximately 43% of the outstanding IAMGOLD Shares;

24. Vested Cambior Options may be exercised at any time before the Arrangement and unvested Options may be conditionally exercised, pursuant to the Stock Option Plan filed herewith as **Exhibit R-3**, immediately prior to the Arrangement, such that all Optionholders may participate in the Arrangement;

25. Any unexercised Cambior Option will be cancelled and replaced by a fully vested Replacement Option, which entitles the holder thereof to purchase a number of IAMGOLD Shares equal to the number of Cambior Shares this Cambior Option would have entitled its holder to purchase, multiplied by the Exchange Ratio, and otherwise on the identical terms as the Cambior Options;

26. Any unexercised Cambior Warrant will be cancelled and replaced by a IAMGOLD Warrant, which entitles the holder thereof to acquire one IAMGOLD Share at a price of $8.9286, and otherwise on the identical terms as the Cambior Warrants as described in the Warrant Indenture

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for the Issuance of Series C Common Share Purchase Warrants, copy of which is filed herewith as **Exhibit R-4**. IAMGOLD will apply to list the IAMGOLD Warrants on the TSX;

27. Hence, the Optionholders and the Warrantholders will participate in the Arrangement in a fashion equivalent to the Shareholders;

E. *FAIRNESS OF THE ARRANGEMENT AND BOARD RECOMMENDATION*

28. Cambior respectfully submits that the Arrangement is fair and reasonable to the Shareholders, the Optionholders and the Warrantholders (collectively the "**Securityholders**") in view of several factors, including:

i) The approval process of the Arrangement;

ii) The factors considered by the Board and its recommendation;

iii) The fairness opinion obtained by the Board; and

iv) The disclosure of information made in the Circular in connection with the Arrangement;

which factors are more fully described below;

The approval process of the Arrangement

29. In accordance with Subsection 49(2) of the *Act*, the Arrangement is subject to the approval by 75% of the votes cast by the Shareholders, in person or by proxy, at the Meeting, each Shareholder being entitled to one vote per Cambior Share held on the Record Date (October 3, 2006);

30. The Arrangement must be approved by this Honourable Court at the hearing of this Motion for Final Order following the Meeting and provided the Arrangement Resolution is passed by the requisite majority. Any Securityholder will have the right to appear before this Honourable Court at the hearing of this Motion for Final Order and make representations, as the case may be,

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34. Therefore, on September 13, 2006, the Board unanimously recommended that the Shareholders vote in favour of the Arrangement Resolution at the Meeting;

35. All the directors of Cambior have advised that they intend to vote all their Cambior Shares in favour of the Arrangement Resolution;

The Fairness Opinion

36. On November 21, 2005, Cambior engaged BMO to act as its financial advisor in connection with a shareholder value enhancement process. This mandate evolved to focus on a targeted auction process in April 2006 that ultimately led to the proposed Arrangement;

37. In connection with BMO's engagement, Cambior requested that BMO evaluate the fairness, from a financial point of view, to the Shareholders of the consideration offered pursuant to the Arrangement;

The disclosure of information made in connection with the Arrangement

39. The Circular (Exhibit R-1 *en liasse*) contains sufficient information to allow the Shareholders to form a reasoned judgment on whether to vote in favour of the Arrangement Resolution and meets with the disclosure standards applicable to similar transactions and required by law;

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F. *INSOLVENCY*

40. Cambior is neither insolvent nor will it be insolvent upon completion of the Arrangement as it will be in a position to discharge its liabilities when due and the book value of its assets will be greater than the sum of its liabilities and its issued and paid-up share capital account. Cambior audited consolidated financial statements for the year ended December 31, 2005 and the unaudited consolidated financial statements for the six month period ended as at June 30, 2006 are filed herewith as **Exhibit R-6 *en liasse***;

G. *REASONS TO PROCEED BY WAY OF ARRANGEMENT*

41. The transactions proposed by Cambior under the Arrangement may proceed under Section 49 of the *Act*, as the exchange of each Cambior Share for 0.42 of a IAMGOLD Share will affect the rights of Shareholders;

42. The Arrangement is dependent upon the completion of each of a number of interrelated and sequenced transactions between the Securityholders and Cambior;

43. The only practical way to achieve the required certainty in a timely manner is through an Arrangement under Section 49 of the *Act*;

44. Under the United States *Securities Act of 1933*, as amended (the "**US Securities Act**"), any securities issued in the United States must either be (i) registered under the US Securities Act prior to their issue, or,(ii) issued pursuant to an exemption from registration under the US Securities Act. One such exemption, set forth in section 3(a)(10) of the US Securities Act, applies to securities issued in exchange for other securities, where the issuance has been approved by a court or an appropriate administrative body after a hearing upon the fairness thereof at which all persons to whom it is proposed to issue such securities shall have the right to appear. If this Honourable Court approves the Arrangement, IAMGOLD Shares, IAMGOLD Options and IAMGOLD Warrants issued pursuant to the transactions contemplated by the Arrangement will

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not require registration under the US Securities Act, based upon such Court approval since it will have followed a hearing on the fairness of the Arrangement, at which all persons who may receive IAMGOLD Shares, IAMGOLD Options and IAMGOLD Warrants may be present;

H. *THE MEETING*

45. If the Interim Order being sought is issued by this Honourable Court, Cambior will hold the Meeting on November 7, 2006 at 10:30 a.m. (Montreal Time), at the Marriott Château Champlain situated at 1050, De La Gauchetière Street West, Montreal, Québec, to consider, and if deemed advisable, to pass, with or without modification, the Arrangement Resolution, as attached as Appendix A to the Circular (Exhibit R-1 *en liasse*);

46. Cambior will send the Circular (Exhibit R-1 *en liasse*), including the Notice of Meeting as contained in the Circular (Exhibit R-1 *en liasse)* and the proxy form, by mail, delivered in person, facsimile transmission or recognized courier service to all Shareholders at the address of each Shareholder as recorded on the books of Cambior on the Record Date, no less than 21 days prior to the date of the Meeting, as well as to the Optionholders, the Warrantholders, Cambior's auditors and Cambior's directors;

47. The quorum for the Meeting will be fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Cambior Shares, as provided in Cambior's By-Law-17 filed herewith as **Exhibit R-7**;

48. Should the quorum not be present at the Meeting, it will be adjourned to allow additional time for obtaining additional proxies or shareholders present in person;

49. If the quorum for the Meeting is present, Cambior will proceed with a vote on the Arrangement Resolution which must be approved by 75% of the votes cast by the Shareholders, in person or by proxy, at the Meeting, each Shareholder being entitled to one vote per Cambior Share held at the Record Date (October 3, 2006);

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50. Should the Arrangement Resolution be adopted by the requisite majority of Shareholders as determined at paragraph 49 above, Cambior will present this Motion for Final Order to this Honourable Court;

51. The Securityholders will be provided with the Notice of Presentation of the Motion for Final Order (Exhibit R-5), that will be attached, if approved by this Honourable Court, as part of the Circular (Exhibit R-1 *en liasse*) at its Appendix C, subject to non-material changes or modifications;

I. *CONCLUSION*

52. A judge of the Superior Court has the jurisdiction to hear the Motion for Interim Order *ex parte* and to dispense Cambior of its obligation to notify any person of the presentation of same;

53. In view of the applicable statutory provisions, the Meeting must be held at the latest 60 days after the Record Date of October 3, 2006;

54. The Circular must be sent (Exhibit R-1 *en liasse*) at least 21 days prior to the Meeting, i.e. no later than October 17, 2006;

55. For the sending of the Circular to take place within the appropriate delay, the printing of the Circular (Exhibit R-1 *en liasse*) must begin at the latest on October 4, 2006;

56. In view of the above, any attempt to delay the Arrangement by purporting to appeal the Interim Order could compromise the Arrangement;

57. As a consequence, Cambior is entitled to ask that the Interim Order be executory notwithstanding appeal;

58. This Motion is well founded in fact and in law;

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ii) As to amendments and adjournments

DECLARE that Cambior is authorized to make such non-material amendments, revisions or supplements to the Arrangement and the Circular as it may determine, provided that such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, and without any additional notice to Shareholders, the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution as set forth in at Appendix A of the Circular (Exhibit R-1 *en liasse*);

DECLARE that Cambior is authorized, if it is deemed advisable, to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening this meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;

iii) As to the Notice of Meeting and other Material

DECLARE that the Notice of Presentation of the Motion for Final Order, the Notice of Meeting, the Circular, the applicable Form of Proxy and Letter of Transmittal in substantially the same form as found at Exhibits R-1 *en liasse* and R-5, and such other material as Cambior may deem advisable (collectively referred to as the "**Meeting Materials**") shall be sent by mail, delivery in person, recognized courier service or facsimile transmission to the Shareholders as recorded on the books of Cambior at the close of business on October 3, 2006 (the "**Record Date**"), the holders of options to purchase shares of Cambior ("**Optionholders**"), the holders of warrants to acquire Series C Common Shares of Cambior ("**Warrantholders**"), the auditors of Cambior and the directors and officers of Cambior no later than 21 days prior to the date of the Meeting;

DECLARE that Cambior will be entitled to incorporate by reference in the Circular as provided for in the Circular any quarterly report, material change report or press release or other continuous disclosure materials with respect to Cambior and/or IAMGOLD, filed by either party on the System for Electronic Document Analysis and Retrieval of the Canadian Securities

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Authorities (**"SEDAR"**) or the U.S. Electronic Data Gathering, Analysis and Retrieval System (**"EDGAR"**) before or after the date of the Circular;

DECLARE that the Meeting Materials shall be distributed to non-registered Shareholders by delivering multiple copies of same to intermediaries and nominees as they are defined in *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of the Reporting Issuer* and, in Québec, with *Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer* (collectively **"NI 54-101"**) by mail, delivery in person, recognized courier service or facsimile transmission, to facilitate distribution to non-registered Shareholders as set out in NI 54-101 no later than 21 days prior to the date of the Meeting;

ORDER that the Meeting Materials be deemed, for the purposes of this Interim Order, to have been received by the above-mentioned persons, in the case of delivery by mail, three days after delivery thereof to the post office; in the case of delivery in person or by facsimile transmission, upon delivery or transmission thereof; and in the case of delivery by courier, one business day after expedition by the courier;

DECLARE that the accidental failure or omission to give notice of the Meeting or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Meeting and shall not constitute a breach of this Interim Order;

DECLARE that Cambior is authorized to use the English and/or French form of the Circular and its related materials, in substantially the form filed as Exhibit R-1 *en liasse*, subject to Cambior's ability to insert dates and other information in the final form;

iv) As to the Voting by Cambior Shareholders

DECLARE that at the Meeting, the Shareholders will be asked to vote on the Arrangement Resolution;

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DECLARE that Cambior is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine;

DECLARE that any undated but executed proxy will be deemed to be dated the date of mailing of the enclosed form of proxy;

ORDER that at the Meeting, each Shareholder will be entitled to one vote for each share held;

DECLARE that, for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Cambior Shares, as provided in Cambior's By-Law-17 (Exhibit R-7);

DECLARE that should this quorum not be present at the Meeting, the said meeting be adjourned to allow additional time for obtaining additional proxies or for Shareholders to be present in person;

DECLARE that the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 75% of the votes cast at the Meeting by the Shareholders;

DECLARE that the only persons entitled to vote on the Arrangement Resolution at the Meeting shall be the Shareholders as recorded on the books of Cambior on the Record Date;

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v) As to the Application for Final Order

ORDER that, subject to the approval of the Arrangement Resolution by the Shareholders in the manner set forth in this Interim Order, Cambior may apply to the Court to sanction the Arrangement by way of a final judgment (the "**Final Order**");

ORDER that this Motion for Final Order be presented on November 8, 2006 (the "**Presentation Date**") before the Superior Court of Québec, Commercial Division, in the District of Montreal, at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, in room 16.12, at 9:00 a.m. (Montreal Time) or so soon thereafter as Counsel may be heard, or at any other date the Court may see fit;

DECLARE that the mailing, delivery in person, delivery by recognized courier service or facsimile transmission of the Meeting Materials including the Notice of Presentation of Motion for a Final Order, a copy of the Motion for Interim and Final Orders with Respect to an Arrangement and a copy of the Interim Order as part of Appendix C to the Circular (Exhibit R-1 *en liasse*) (in its English form), constitutes good and sufficient service of the Meeting Materials, the Notice of Presentation of the Motion for Final Order, the Motion for Interim and Final Orders with respect to the Arrangement and of the Interim Order, to all the Shareholders, the Optionholders and the Warrantholders (collectively referred to as the "**Securityholders**"), whether they reside within Québec or in another jurisdiction;

ORDER that no other form of service need be made nor other material served on such persons in respect of the proceedings, unless an appearance is served on Cambior's counsel as set out below;

ORDER that the Securityholders are the only persons entitled to receive service or any other form of notice of (i) the Motion for Interim and Final Orders with Respect to an Arrangement and the Exhibits thereto, the Notice of Presentation of the Motion for Final Order and of the Interim Order and (ii) any proceedings herein;

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DECLARE that such Arrangement is in conformity with the requirements of the *Companies Act (Québec)*, R.S.Q., c. C-38, as amended;

DECLARE that the Arrangement is fair and reasonable to the Securityholders;

ORDER that such Arrangement be and is hereby approved;

DECLARE that the Arrangement shall take effect in accordance with the terms of the Arrangement on the time and date shown in the Articles of Amendment of Cambior to be issued by the *Registraire des entreprises* pursuant to Section 123.109 of the *Act* giving effect to the Arrangement.

ORDER provisional execution of the Final Order notwithstanding appeal and without the necessity of furnishing any security;

THE WHOLE without costs unless contested.

MONTREAL, September 29, 2006

McCarthy Tétrault LLP

McCarthy Tétrault LLP,
Attorneys for Cambior Inc.

Copie conforme / True Copy

McCarthy Tétrault LLP

McCarthy Tétrault S.E.N.C.R.L., s.r.l., LLP

SUPERIOR COURT
(Commercial Division)

CANADA
PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL

N° 500-11-028974-067

DATE: October 2, 2006

IN THE PRESENCE OF THE HONOURABLE Richard Wagner, J.S.C.

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY CAMBIOR INC. UNDER SECTIONS 49 AND 123.107 OF THE *COMPANIES ACT* (QUÉBEC), R.S.Q., c. C-38, AS AMENDED (the "*Act*"):

Petitioner

INTERIM ORDER

CONSIDERING the Motion of Cambior Inc. ("Cambior") for an Interim Order under Sections 49 and 123.107 of the Act with respect to its proposed plan of arrangement to be submitted to its security holders;

CONSIDERING the affidavit of Bryan A. Coates, Vice-President, Finance and Chief Financial Officer for Cambior Inc., dated September 29, 2006, and the exhibits produced in support of the Cambior Motion for Interim Order;

CONSIDERING the representations of Cambior counsel on the Motion for Interim Order;

THE COURT HEREBY MAKES THE FOLLOWING INTERIM ORDER AND:

GRANTS the present Motion for an Interim Order;

DISPENSES Cambior, for the purposes of the Interim Order only, from any obligation to serve upon or provide any other form of notice to any person of the presentation of the Motion for Interim and Final Orders with Respect to an Arrangement except as provided herein;

RB

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i) *As to the special general meeting (the "Meeting") of the holders (the "Shareholders") of the common shares in Cambior's share capital ("Cambior Shares")*

AUTHORIZES AND DIRECTS Cambior to call, hold and conduct the Meeting on November 7, 2006 at 10:30 a.m. (Montreal Time), at the Marriott Château Champlain situated at 1050, De La Gauchetière Street West, Montreal, Province of Québec to, among other things, consider and, if deemed advisable, pass with or without variation, a resolution (the "**Arrangement Resolution**") approving the arrangement (the "**Arrangement**") substantially in the same form set forth in the Arrangement By-Law as found at Appendix B of the Draft Management Information Circular, including Appendices, prepared by Cambior (the "**Circular**") which is filed as Exhibit R-1 *en liasse*;

ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice of Meeting, Exhibit R-1 *en liasse*, the *Companies Act (Québec)*, R.S.Q., c. C-38, as amended (the "**Act**"), Cambior's Articles and By-laws, subject to the terms of this Interim Order or any further order of this Court and, to the extent of any inconsistency or discrepancy between this Interim Order and Cambior's Articles and By-laws, this Interim Order shall govern;

ii) *As to amendments and adjournments*

DECLARES that Cambior is authorized to make such non-material amendments, revisions or supplements to the Arrangement and the Circular as it may determine, provided that such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, and without any additional notice to Shareholders, the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution as set forth in at Appendix A of the Circular (Exhibit R-1 *en liasse*);

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DECLARES that Cambior is authorized, if it is deemed advisable, to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening this meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;

iii) As to the Notice of Meeting and other Material

DECLARES that the Notice of Presentation of the Motion for Final Order, the Notice of Meeting, the Circular, the applicable Form of Proxy and Letter of Transmittal in substantially the same form as found at Exhibits R-1 *en liasse* and R-5, and such other material as Cambior may deem advisable (collectively referred to as the "**Meeting Materials**") shall be sent by mail, delivery in person, recognized courier service or facsimile transmission to the Shareholders as recorded on the books of Cambior at the close of business on October 3, 2006 (the "**Record Date**"), the holders of options to purchase shares of Cambior ("**Optionholders**"), the holders of warrants to acquire Series C Common Shares of Cambior ("**Warrantholders**"), the auditors of Cambior and the directors and officers of Cambior no later than 21 days prior to the date of the Meeting;

DECLARES that Cambior will be entitled to incorporate by reference in the Circular as provided for in the Circular any quarterly report, material change report or press release or other continuous disclosure materials with respect to Cambior and/or IAMGOLD, filed by either party on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Authorities (**"SEDAR"**) or the U.S. Electronic Data Gathering, Analysis and Retrieval System (**"EDGAR"**) before or after the date of the Circular;

DECLARES that the Meeting Materials shall be distributed to non-registered Shareholders by delivering multiple copies of same to intermediaries and nominees as they are defined in *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of the Reporting Issuer* and, in Québec, with *Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer* (collectively "**NI 54-101**") by mail, delivery in

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person, recognized courier service or facsimile transmission, to facilitate distribution to non-registered Shareholders as set out in NI 54-101 no later than 21 days prior to the date of the Meeting;

ORDERS that the Meeting Materials be deemed, for the purposes of this Interim Order, to have been received by the above-mentioned persons, in the case of delivery by mail, three days after delivery thereof to the post office; in the case of delivery in person or by facsimile transmission, upon delivery or transmission thereof; and in the case of delivery by courier, one business day after expedition by the courier;

DECLARES that the accidental failure or omission to give notice of the Meeting or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Meeting and shall not constitute a breach of this Interim Order;

DECLARES that Cambior is authorized to use the English and/or French form of the Circular and its related materials, in substantially the form filed as Exhibit R-1 *en liasse*, subject to Cambior's ability to insert dates and other information in the final form;

iv) As to the Voting by Cambior Shareholders

DECLARES that at the Meeting, the Shareholders will be asked to vote on the Arrangement Resolution;

DECLARES that Cambior is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine;

ℓJB

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DECLARES that any undated but executed proxy will be deemed to be dated the date of mailing of the enclosed form of proxy;

ORDERS that at the Meeting, each Shareholder will be entitled to one vote for each share held;

DECLARES that, for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Cambior Shares, as provided in Cambior's By-Law-17 (Exhibit R-7);

DECLARES that should this quorum not be present at the Meeting, the said meeting be adjourned to allow additional time for obtaining additional proxies or for Shareholders to be present in person;

DECLARES that the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 75% of the votes cast at the Meeting by the Shareholders;

DECLARES that the only persons entitled to vote on the Arrangement Resolution at the Meeting shall be the Shareholders as recorded on the books of Cambior on the Record Date;

v) As to the Application for Final Order

ORDERS that, subject to the approval of the Arrangement Resolution by the Shareholders in the manner set forth in this Interim Order, Cambior may apply to the Court to sanction the Arrangement by way of a final judgment (the "**Final Order**");

lB

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ORDERS that this Motion for Final Order be presented on November 8, 2006 (the "**Presentation Date**") before the Superior Court of Québec, Commercial Division, in the District of Montreal, at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, in room 16.12, at 9:00 a.m. (Montreal Time) or so soon thereafter as Counsel may be heard, or at any other date the Court may see fit;

DECLARES that the mailing, delivery in person, delivery by recognized courier service or facsimile transmission of the Meeting Materials including the Notice of Presentation of Motion for a Final Order, a copy of the Motion for Interim and Final Orders with Respect to an Arrangement and a copy of the Interim Order as part of Appendix C to the Circular (Exhibit R-1 *en liasse*) (in its English form), constitutes good and sufficient service of the Meeting Materials, the Notice of Presentation of the Motion for Final Order, the Motion for Interim and Final Orders with respect to the Arrangement and of the Interim Order, to all the Shareholders, the Optionholders and the Warrantholders (collectively referred to as the "**Securityholders**"), whether they reside within Québec or in another jurisdiction;

ORDERS that no other form of service need be made nor other material served on such persons in respect of the proceedings, unless an appearance is served on Cambior's counsel as set out below;

ORDERS that the Securityholders are the only persons entitled to receive service or any other form of notice of (i) the Motion for Interim and Final Orders with Respect to an Arrangement and the Exhibits thereto, the Notice of Presentation of the Motion for Final Order and of the Interim Order and (ii) any proceedings herein;

ORDERS that any Securityholder wishing to appear at the hearing on the Motion for Final Order shall:

(i) file an Appearance with the Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6, Commercial Division,

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judicial District of Montreal and serve same on Cambior's Counsel, McCarthy Tétrault LLP (c/o: **Me Stephen G. Schenke and Me Marc-André Landry**, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), along with notice of this Securityholder's address for service, at least 48 hours before the Presentation Date;

(ii) if such Appearance is with the view to contest the Motion for Final Order or to make representations in relation thereto, file a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibit(s), if any, with the aforementioned Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec H2Y 1B6, Commercial Division, judicial District of Montreal, and serve same on Cambior's Counsel, McCarthy Tétrault LLP (c/o: **Me Stephen G. Schenke and Me Marc-André Landry**, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), at least 48 hours before the Presentation Date, failing which personal appearances shall not be permitted to contest the Motion for Final Order;

ORDERS that the proof of service of the Notice of Presentation of the Motion for Final Order, of the Motion for Interim and Final Orders With Respect to an Arrangement, of the Interim Order and of any other proceedings herein, as the case may be, can be made by a detailed affidavit of one of Cambior's employees;

vi) Confidentiality

ORDERS that Exhibit R-1 be placed under seal in the Superior Court of Québec's records by the Office of the Superior Court of Québec and that it not be disclosed, published or disseminated, directly or indirectly, until the final version thereof has been sent to the Securityholders and filed on SEDAR;

R-5

SUPERIOR COURT
(Commercial Division)

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

N° 500-11

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY CAMBIOR INC. UNDER SECTIONS 49 AND 123.107 OF THE *COMPANIES ACT* (QUÉBEC), R.S.Q., c. C-38, AS AMENDED (the "**Act**"):

Petitioner

NOTICE OF MOTION FOR FINAL ORDER

TAKE NOTICE that the Superior Court of Québec, District of Montréal (the "**Court**") will, upon application by the undersigned attorneys, counsel for Cambior Inc. ("**Cambior**"), be asked to sanction the Arrangement (which Arrangement is described in greater detail in the Circular mailed with this Notice), at the Courthouse, 1 Notre-Dame Street East, in the City of Montréal, Province of Québec, on November 8, 2006 at 9:00 A.M. (Montréal time) in room 16.12. The Court will, amongst other things, consider the fairness of the terms and conditions of the Arrangement;

AND NOTICE IS FURTHER GIVEN that the final Order of the Court approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements under the United States *Securities Act* of 1933, as amended, with respect to the securities which may be issued in exchange for the common shares of Cambior pursuant to the Arrangement;

AND TAKE NOTICE that if you wish to appear at the time of the hearing of the Motion for Final Order, in person or by counsel, you must file an Appearance with the office of the Superior Court of Québec (1 Notre-Dame Street East, Montréal, Québec, H2Y 1B6) and serve same on the undersigned attorneys, along with notice of your address for service, at least 48 hours before the Presentation Date;

APPENDIX D - OPINION OF BMO CAPITAL MARKETS

D-1

BMO Nesbitt Burns Inc. 100 King Street West Toronto, ON M5X 1H3 Tel: (416) 359-4001

September 13, 2006

The Board of Directors
Cambior Inc.
1111 St. Charles Street West
East Tower, Suite 750
Longueuil, QC J4K 5G4
 Canada

To the Members of the Board of Directors of Cambior Inc.

BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "We") understands that IAMGold Corporation ("IAMGold") has made a proposal to acquire all of the outstanding common shares (the "Cambior Shares") of Cambior Inc. (which, together with its subsidiaries, is referred to herein as the "Company" or "Cambior") by way of a court approved plan of arrangement (the "Arrangement"). Pursuant to the terms of an acquisition agreement to be entered into by IAMGold and Cambior, ("the Acquisition Agreement") and the related Arrangement, IAMGold will issue common shares of IAMGold ("IAMGold Shares") in exchange for all of the outstanding Cambior Shares based upon an exchange ratio of 0.42 IAMGold Shares ("the Consideration") for each Cambior Share.

The terms and conditions of, and other matters relating to, the Arrangement will be more fully described in Cambior's management information circular (the "Circular"), which will be mailed to all the holders of Cambior Shares (the "Cambior Shareholders").

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in November of 2005 and BMO Capital Markets was formally engaged by the Company through an agreement between the Company and BMO Capital Markets dated November 21, 2005, and subsequently amended June 2, 2006 (the "Engagement Agreement''). The Engagement Agreement provides the terms upon which BMO Capital Markets has agreed to act as Cambior's financial advisor with respect to, among other things, any proposal to acquire control of Cambior. In connection with that engagement, BMO Capital Markets has been requested to provide our opinion (the "Opinion") to the Board of Directors as to the fairness, from a financial point of view, of the consideration offered to the Cambior Shareholders pursuant to the Arrangement. The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid a fee for its services as financial advisor, and fees that are contingent on a successful transaction. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Cambior in certain circumstances.

BMO Capital Markets consents to the inclusion of the Fairness Opinion in its entirety in the Circular which will be mailed to the Cambior Shareholders in respect of the Arrangement, and to the filing thereof, as necessary, by Cambior with the securities commissions or similar regulatory authorities in Canada and the United States.

Relationship with Interested Parties

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as these terms are defined in the Securities Act (Ontario)) of Cambior or IAMGold or any of their respective associates or affiliates (collectively, the "Interested Parties").

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. BMO Capital Markets, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties.

BMO Capital Markets has in the past, currently does, and may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, the Interested Parties.

Credentials

BMO Capital Markets is one of Canada's largest investment banking firms with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research, including extensive experience in preparing valuations and fairness opinions. This Fairness Opinion is the opinion of BMO Capital Markets, the form and content of which has been reviewed and approved for release by a committee of the directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have, among other things:

(i)     Reviewed a draft copy of the arrangement agreement dated September 13, 2006 (the "Arrangement Agreement");

(ii)   Reviewed confidential information provided in a data room which was made available to interested parties at the invitation of the Company;

(iii)  Reviewed certain internal information prepared and provided to us by Cambior management concerning the business, operations, assets, liabilities and prospects of Cambior and IAMGold;

(iv)  Reviewed certain internal information prepared and provided to us by IAMGold management concerning the business, operations, assets, liabilities and prospects of IAMGold;

(v)  Reviewed public information (including that prepared by industry research analysts) related to the business, operations, financial performance and trading history of Cambior, IAMGold and other selected mining companies, as we considered relevant;

(vi)  Reviewed data with respect to precedent transactions of a comparable nature which we considered relevant;

2

(vii) Reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective businesses, prospects and financial forecasts of Cambior and IAMGold;

(viii) Performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by Cambior and IAMGold to the pro forma relative ownership of IAMGold by the Cambior Shareholders and the holders of IAMGold Shares assuming the Arrangement is completed;

(ix)   Participated in discussions with the financial advisors to IAMGold;

(x)    Participated in presentations given by management of Cambior to selected interested parties as part of the sales process;

(xi)   Participated in a presentation given by management of IAMGold regarding the business, operations, assets, liabilities and prospects of IAMGold;

(xii)   Participated in discussions with senior executives of Cambior concerning the past and current operations and financial condition and the prospects of Cambior;

(xiii)  Participated in site visits with selected interested parties as part of the sales process;

(xiv)  Participated in due diligence meetings with Cambior's in-house legal counsel;

(xv)  Participated in meetings and discussions with the Board of Directors and its legal counsel;

(xvi) Received a certificate as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, address to us as at the date hereof, provided by senior officers of Cambior; and

(xvii) Reviewed such other information, investigations, analyses and discussions as we considered appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Cambior to any information under its control requested by BMO Capital Markets.

Assumptions and Limitations

The Fairness Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of Cambior or IAMGold or any of their respective securities or assets and this Fairness Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which Cambior Shares or IAMGold Shares may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have relied upon, without independent verification, the assessment by Cambior and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, our Fairness Opinion does not address the relative merits of the Arrangement as compared to any other possible transaction for the acquisition of Cambior Shares or any other possible transaction involving Cambior, its assets or its securities.

3

With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Cambior, IAMGold, and their respective agents and advisors or otherwise obtained pursuant to our engagement, including the Arrangement Agreement. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Without limiting the foregoing, we have assumed the accuracy of the representations and warranties of Cambior and IAMGold in the Arrangement Agreement. We have not been requested to and, subject to the exercise of professional judgment, have not, independently verified the completeness or accuracy of any such information, data, advice, opinions and representations. We have also assumed that the final form of the Arrangement Agreement will not vary in any material respect from the draft copy dated September 13, 2006 reviewed by us.

With respect to budgets, financial forecasts, projections or estimates provided to BMO Capital Markets and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared consistent with industry practice on bases reflecting the best currently available assumptions, estimates and judgments of management of Cambior and IAMGold and are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of Cambior have represented to BMO Capital Markets in a certificate delivered as at the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the "Information") provided by or on behalf of Cambior or any of its agents or representatives to BMO Capital Markets for the purpose of preparing the Fairness Opinion was, at the date such Information was prepared, and together with all information publicly filed by Cambior, is now complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was prepared; and that (ii) since the dates on which the Information was prepared, except for the Arrangement or as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Cambior or any of its subsidiaries (on a consolidated basis) and no material change has occurred in the Information or any part thereof that would have or could reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion and solely for the purpose of rendering the Fairness Opinion, we have made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets and any party involved in the Arrangement.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Cambior as they are reflected in the Information.

The Fairness Opinion is provided for the use of the Board of Directors only and may not be relied upon by any other person. The Fairness Opinion does not constitute a recommendation to the Board of Directors or any Cambior Shareholder as to whether Cambior Shareholders should vote in favour of the Arrangement. Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

4

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which  may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof. BMO Capital Markets reserves the right to change, modify or withdraw the Fairness Opinion.

The preparation of the Fairness Opinion is a complex process and is  not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that is analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion.

Conclusion

Based upon, and subject to the foregoing and other such matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Cambior Shareholders.

Yours very truly,

APPENDIX E - UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD

E-1

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors of IAMGOLD Corporation

We have read the accompanying unaudited pro forma balance sheet of IAMGOLD Corporation ("IAMGOLD") as at June 30, 2006 and unaudited pro forma statement of earnings for the six month period then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.     Compared the figures in the columns captioned "IAMGOLD Corporation" to the unaudited financial statements of IAMGOLD as at June 30, 2006 and for the six month period then ended, and the audited financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.     Compared the figures in the columns captioned "Cambior Inc." to the unaudited financial statements of Cambior Inc. as at June 30, 2006 and for the six month period then ended, and the audited financial statements of Cambior Inc. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.      Compared the figures in the columns captioned "Gallery Gold" to the unaudited consolidated statements of earnings of Gallery Gold for the three months ended March 31, 2006, and the unaudited statement of earnings of Gallery for the year ended December 31, 2005, each constructed for the purposes of preparing the accompanying unaudited pro forma consolidated statement of earnings, as appropriate, and found them to be in agreement after translation from Australian dollars to U.S. dollars.

4.      Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)   The basis for determination of the accounting and pro forma adjustments;

(b)   Whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

The officials:

(a)   described to us the basis for determination of the accounting and pro forma adjustments,

(b)   stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

5.      Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the accounting and purchase price adjustments.

6.      Recalculated the application of the accounting and purchase price adjustments to the aggregate of the amounts in the columns captioned "IAMGOLD Corporation" and "Cambior Inc." as at June 30, 2006 and in the columns captions "IAMGOLD Corporation", "Gallery Gold", and "Cambior Inc." for the six month period then ended and for the year ended December 31, 2005, and found the amounts in the column captioned "IAMGOLD Corporation Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) KPMG LLP

Chartered Accountants

Toronto, Canada
October 3, 2006

IAMGOLD Corporation
PRO FORMA BALANCE SHEET
 (unaudited)
(United States Dollars in 000's, except per share data)

As at June 30, 2006
			CAMBIOR		CAMBIOR		IAMGOLD
	IAMGOLD	CAMBIOR	Accounting		Pro Forma		Corporation
	Corporation	Inc.	Adjustments		Adjustments		Pro Forma
			Note 4		Note 5
ASSETS

Current assets:
Cash and cash equivalents	$70,653	$17,774	$(274)	(a)	$(20,125)	(b)
					(1,367)	(c)	$66,661
Short term deposits	31,658	-					31,658
Gold bullion	48,964	-					48,964
Accounts receivable and other	24,681	38,619	5,751	(b)	(506)	(a)
			(4,504)	(a)			64,041
Inventories	18,662	71,943	(17,306)	(a)
			(5,751)	(b)
			(5,572)	(e)			61,976
Ore stockpiles			5,572	(e)			5,572
Current portion of assets held for sale			22,084	(a)			22,084
Future income and mining tax assets	-	12,816			(12,816)	(a)	-
	194,618	141,152	-		(34,814)		300,956
Ore stockpiles	34,180	-					34,180
Long-term receivables	16,073	-	7,420	( c )	(115)	(a)	23,378
Working interests	88,520	-					88,520
Royalty interests	42,067	-					42,067
Mining interests	189,199	484,702	(51,839)	(a)	408,076	(a)
			(9,398)	(d)
			(8,352)	(f)			1,012,388
Development	101,650	-	8,352	(f)	18,865	(a)	128,867
Other assets	10,719	14,585	(1,435)	(a)	3,633	(a)
			(7,420)	(c)
			9,398	(d)			29,480
Future income and mining tax assets	-	920	(891)	(a)			29
Long term portion of assets held for sale	-	-	54,165	(a)			54,165
Goodwill	133,922	-			502,285	(a)	636,207
	$810,948	$641,359	$-		$897,930		$2,350,237

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$32,903	$56,281	$(3,187)	(a)	$21,223	(a)	$107,220
Current portion of forward sales liability	15,675	8,511			(15)	(a)	24,171
Current portion of long-term liabilities	-	26,343	(785)	(a)	(1,367)	(c)	24,191
Fair value of non-hedge derivatives	-	67					67
Current liabilities related to assets held for sale			3,972	(a)			3,972
Future income and mining tax liabilities	-	154			(154)	(a)	-
	48,578	91,356	-		19,687		159,621
Long-term liabilities:
Long-term debt	-	33,293	(17,079)	(a)			16,214
Future income tax and mining tax liabilities	46,307	42,337	(365)	(a)	118,297	(a)	206,576
Asset retirement obligations	10,285	33,601	(397)	(a)	42,841	(a)	86,330
Long-term portion of forward sales liability	36,755	171			5,736	(a)	42,662
Long term liabilities related to assets held for sale			21,274	(a)			21,274
Accrued benefit liabilities	-	6,184			2,001	(a)	8,185
Non-controlling interest	-	6,302	(3,433)	(a)			2,869
	93,347	121,888	-		168,875		384,110
Shareholders' equity:
Common shares	560,666	550,324			(550,324)	(a)
					1,102,267	(a)	1,662,933
Options and warrants					35,216	(a)	35,216
Equity component of convertible debenture		262			(262)	(a)	-
Contributed surplus		18,455			(18,455)	(a)	-
Stock-based compensation	4,955	-					4,955
Share purchase loans	(308)	-					(308)
Cumulative translation adjustment		27,438			(27,438)	(a)	-
Retained earnings (deficit)	103,710	(168,364)			168,364	(a)	103,710
	669,023	428,115	-		709,368		1,806,506
	$810,948	$641,359	$-		$897,930		$2,350,237

IAMGOLD Corporation
PRO FORMA STATEMENT OF EARNINGS
(unaudited)
United States Dollars in 000's, except per share data)

For the six month period ended June 30, 2006
				GALLERY		CAMBIOR	CAMBIOR	IAMGOLD
	IAMGOLD	GALLERY	CAMBIOR	Pro Forma		Accounting	Pro Forma	Corporation
	Corporation	GOLD	Inc.	Adjustments		Adjustments	Adjustments	Pro Forma
				Note 6		Note 4(a)	Note 5(d)
Revenue:
Mining operations	$113,279	$6,810	$188,413	$3,384	(b)	$(17,612)		$294,274
Royalties	3,157		-					3,157
	116,436	6,810	188,413	3,384		(17,612)	-	297,431

Expenses:
Mining costs	49,722	8,539	139,617	(256)	(d)	(17,899)		179,723
Depreciation and depletion	17,749	1,500	24,770	2,437	(a)	(1,349)	14,626	59,733
Amortization of royalty interests	1,631		-					1,631
	69,102	10,039	164,387	2,181		(19,248)	14,626	241,087
	47,334	(3,229)	24,026	1,203		1,636	(14,626)	56,344
Earnings from working interests	16,813		-					16,813
	64,147	(3,229)	24,026	1,203		1,636	(14,626)	73,157
Other expenses (income):
Corporate administration	6,346	1,540	7,020	(689)	(e)	(536)		13,681
Exploration	3,714		2,873	2,148	(c)			8,735
Foreign exchange	(20)	219	(19)					180
Financial costs	-		2,908			(957)		1,951
Investment income	(2,295)	(123)	(10,265)			(35)		(12,718)
Non-hedge derivative gain			(4,980)					(4,980)
Non-controlling interest			(406)			1,341		935
	7,745	1,636	(2,869)	1,459		(187)	-	7,784
Earnings before income taxes	56,402	(4,865)	26,895	(256)		1,823	(14,626)	65,373
Income taxes (recovery):
Current	8,120		(306)			17		7,831
Future	(1,407)		11,019	(294)	(f)		(3,039)	6,279
	6,713	-	10,713	(294)		17	(3,039)	14,110
Earnings before discontinued operations	49,689	(4,865)	16,182	38		1,806	(11,587)	51,263
(Loss) from discontinued operations	-		-			(1,806)		(1,806)
Net earnings	$49,689	$(4,865)	$16,182	$38		$-	$(11,587)	$49,457

Number of common shares (000's)
Average outstanding during period	163,848							293,033

Net earnings per share (basic and diluted)	$0.30							$0.17

IAMGOLD Corporation
PRO FORMA STATEMENT OF EARNINGS
unaudited)
(United States Dollars in 000's, except per share data)

For the year ended December 31, 2005
				GALLERY		CAMBIOR	CAMBIOR	IAMGOLD
	IAMGOLD	GALLERY	CAMBIOR	Pro Forma		Accounting	Pro Forma	Corporation
	Corporation	GOLD	Inc.	Adjustments		Adjustments	Adjustments	Pro Forma
Revenue:				Note 6		Note 4(a)	Note 5(d)
Mining operations	$119,393	$34,311	$367,887	$13,713	(b)	$(41,759)		$493,545
Royalties	10,381		-					10,381
	129,774	34,311	367,887	13,713		(41,759)	-	503,926

Expenses:
Mining costs	79,288	29,773	282,219	2,420	(d)	(39,336)		354,364
Depreciation and depletion	20,605	7,540	47,931	12,114	(a)	(1,363)	31,141	117,968
Amortization of royalty interests	5,737		-					5,737
	105,630	37,313	330,150	14,534		(40,699)	31,141	478,069
	24,144	(3,002)	37,737	(821)		(1,060)	(31,141)	25,857
Earnings from working interests	15,467		-					15,467
	39,611	(3,002)	37,737	(821)		(1,060)	(31,141)	41,324

Corporate administration	9,351	6,899	12,479	(1,120)	(e)	(766)		26,843
Exploration	9,001	417	5,962	1,164	(c)			16,544
Foreign exchange	187	28	(644)					(429)
Financial costs	-		4,692			(735)		3,957
Investment income	(1,080)	(685)	(598)			58		(2,305)
Non-hedge derivative gain	-		(2,697)					(2,697)
Gain on disposal of assets	-		(12,540)			(197)		(12,737)
Non-controlling interest	-		920			471		1,391
	17,459	6,659	7,574	44		(1,169)	-	30,567
Earnings before income taxes	22,152	(9,661)	30,163	(865)		109	(31,141)	10,757
Income taxes (recovery):
Current	5,907		(2,003)			548		4,452
Future	(4,249)	(630)	11,964	(508)	(f)		(6,849)	(272)
	1,658	(630)	9,961	(508)		548	(6,849)	4,180
Earnings before discontinued operations	20,494	(9,031)	20,202	(357)		(439)	(24,292)	6,577
Gain from discontinued operations	-		-			439		439
Net earnings	$20,494	$(9,031)	$20,202	$(357)		$-	$(24,292)	$7,016

Number of common shares (000's)
Average outstanding during period	146,650							288,945

Net earnings per share (basic and diluted)	$0.14							$0.02

IAMGOLD CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)
(Expressed in United States Dollars unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of IAMGOLD Corporation (the "Company" or "IAMGOLD") as at June 30, 2006 and for the six month period then ended and the year ended December 31, 2005 have been prepared by IAMGOLD management to give effect to the business combination between Cambior Inc. ("Cambior") and IAMGOLD. In addition, these pro forma consolidated financial statements also give effect to IAMGOLD's previous acquisition of Gallery Gold Limited ("Gallery") on March 22, 2006. These pro forma consolidated financial statements have been compiled from:

(a)    the consolidated balance sheets of IAMGOLD and Cambior as at June 30, 2006, and

(b)    the consolidated statements of earnings of IAMGOLD and Cambior for the six month period ended June 30, 2006 and for the year ended December 31, 2005,

(c)    the consolidated statements of earnings of Gallery for the three months ended March 31, 2006 (constructed from the consolidated statements of earnings for the nine months ended March 31, 2006 and the six months ended December 31, 2005) and for the year ended December 31, 2005 (constructed from the consolidated statements of earnings for the year ended June 30, 2005 and the six months ended December 31, 2005 and 2004).

The pro forma consolidated balance sheet as at June 30, 2006 has been prepared as if the combination of IAMGOLD and Cambior described in Note 3 had occurred on June 30, 2006. The balance sheet of Gallery is reflected within the consolidated balance sheet of IAMGOLD as at June 30, 2006. The pro forma statements of earnings for the six month period ended June 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Notes 3 and 6 had occurred on January 1, 2005.

It is IAMGOLD managements' opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Notes 3 and 6 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with IAMGOLD's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of IAMGOLD which would have actually resulted had the proposed transactions been affected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of IAMGOLD, Cambior and Gallery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of IAMGOLD for the year ended December 31, 2005 which are incorporated by reference in this information circular. The accounting adjustments presented in Notes 4 and 6 conform the presentation of Cambior's and Gallery's financial statements to those of IAMGOLD, respectively. To the best of IAMGOLD management's knowledge, there are no additional material differences in the accounting policies of IAMGOLD and Cambior or IAMGOLD and Gallery.

3. BUSINESS ACQUISITION

On September 14, 2006, IAMGOLD and Cambior announced that they had agreed to a business combination to be effected by an Arrangement whereby each common share of Cambior would be exchanged for 0.42 of an IAMGOLD common share. Under the terms of the agreement, each Cambior warrant or stock option which gives the holder the right to acquire a common share of Cambior when presented for exercise will entitle the holder to 0.42 of a common share of IAMGOLD.

The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of C$10.63 (US$9.50) per IAMGOLD share, which is the average closing price for IAMGOLD shares on the TSX for the two trading days prior to the announcement, the day of the announcement, and the two trading days following the day of announcement.

The accounting adjustments reflect Cambior's bauxite operations as assets held for sale and as discontinued operations in the pro forma consolidated balance sheet and statements of earnings, respectively. Cambior had announced in June, 2006 its intent to commence a process to consider a partial or total sale of its equity interest in Omai Bauxite Mining Inc.

The purchase allocation assumes the redemption of Cambior's convertible debenture prior to closing.

The transaction costs are expected to be $12 million for Cambior and $5 million for IAMGOLD. Cambior's costs are assumed to have been incurred immediately prior to the business combination on January 1, 2005 for purposes of the pro forma statement of earnings.

The preliminary allocation of the purchase price summarized in the table below is subject to change.

Purchase Price	(US$ in thousands)

116,074,027 IAMGOLD common shares	$1,102,267
17,150,000 IAMGOLD options and warrants, each exercisable for 1 common share	35,216
Acquisition costs	5,000
$1,142,483

Net Assets Acquired
Cash and cash equivalents	2,375
Other current assets	110,330
Mining interests	823,189
Development	27,217
Other long-term assets	80,260
Goodwill	502,285
Current liabilities	(112,410)
Asset retirement obligations	(76,045)
Long term portion of forward sales liability	(5,907)
Long-term debt	(16,214)
Future income tax	(160,269)
Other liabilities	(32,328)
$1,142,483

The Plan of Arrangement is subject to, amongst other things, regulatory and shareholder approval. The fair value of the net assets of Cambior to be acquired will ultimately be determined as at the date of closing of the transaction. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those shown above and the differences may be material.

4. CAMBIOR ACCOUNTING ADJUSTMENTS

(a) To reclassify assets and liabilities associated with Cambior's bauxite operations to assets held for sale.
(b) To reclassify prepaid expenses from inventories to accounts receivable and other
(c) To reclassify gold receivable from other assets to long-term receivable
(d) To reclassify corporate capital assets from mining interests to other assets.
(e) To reclassify ore stockpiles from inventory.
(f) To reclassify La Arena assets from mining interests to development.

5. CAMBIOR PRO FORMA ADJUSTMENTS

(a) To record the preliminary fair value of the identifiable assets acquired and liabilities assumed based on their estimated fair values in accordance with Note 3.
(b) To record estimated acquisition costs and settlement of forward contracts subsequent to June 30, 2006
(c) To record the redemption cost of Cambior's convertible debenture.
(d) To record incremental depreciation and depletion expense in accordance with the fair value increase in mining interests.

6. GALLERY PRO FORMA ADJUSTMENTS

On March 22, 2006, IAMGOLD acquired all of the issued and outstanding shares of Gallery, a public company listed on the Australian Stock Exchange. The following is a summary of the pro forma adjustments related to Gallery:

(a) To record incremental depreciation and depletion in accordance with the fair value increase in mining interests.
(b) To record amortization in accordance with the fair value increase in forward sales liability.
(c) To record exploration in accordance with the exploration policy of IAMGOLD.
(d) To adjust mining costs in accordance with the asset retirement obligations and deferred stripping policies of IAMGOLD.
(e) To decrease corporate administration for stock-based compensation recorded by Gallery related to options settled for cash on acquisition of Gallery.
(f) To record future tax effect of the above adjustments.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this document or require assistance in completing your form of proxy, please contact Cambior's proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free Number: 1- 866-904-6166